Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period ending June 30, 2004

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8

CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

Subject to filing	Draft Status July 26, 2004

Half Year Report 2004

Investor Information

Transfer Agent & Registrar
For American Depository Shares (ADS) traded on the New York Stock Exchange:

The Bank of New York
Corporate Trust Office
101 Barclay Street
New York, NY 10286
USA
Telephone +1 646 885 3300

Auditors
PricewaterhouseCoopers Ltd
Stampfenbachstrasse 73
P.O. Box 634
8035 Zurich
Switzerland
Telephone +41 1 630 1111
Fax +41 1 630 1115

Stock Trading

Converium Holding AG common shares are traded on the SWX Swiss Exchange under the trading symbol CHRN and as ADS (0.5 of a common share) on the New York Stock Exchange under the trading symbol CHR.

January — July 23, 2004
SWX Swiss Exchange (CHF)	High	73.75	Low	26.75

New York Stock Exchange (USD)	High	29.57	Low	10.90

January — March, 2004
SWX Swiss Exchange (CHF)	High	73.75	Low	60.25

New York Stock Exchange (USD)	High	29.57	Low	23.55

April — June, 2004
SWX Swiss Exchange (CHF)	High	68.95	Low	60.50

New York Stock Exchange (USD)	High	26.80	Low	23.70

July 1 — July 23, 2004
SWX Swiss Exchange (CHF)	High	65.05	Low	26.75

New York Stock Exchange (USD)	High	26.04	Low	10.90

First listed

December 11, 2001 SWX Swiss Exchange and New York Stock Exchange

Investor Relations Contact
Zuzana Drozd
Head of Investor Relations
Phone +41 1 639 9120
E-mail zuzana.drozd@converium.com

Contents

2	Financial highlights
4	Letter from the Chief Executive Officer
6	The Converium share
8	Management’s discussion and analysis of financial condition and results of operations
13	Business Development
21	Cautionary note regarding forward-looking statements
22	Statements of income
23	Balance sheets
24	Statements of cash flows
25	Statement of changes in equity
26	Schedule of segment data
30	Notes to the financial statements

Financial highlights

	Three months ended June 30		Six months ended June 30
(US$ million, except per share information)	2004	2003	2004	2003
Gross premiums written	1,027.6	948.7	2,411.2	2,212.5

Net premiums written	948.8	899.3	2,247.4	2,083.9

Net premiums earned	1,009.9	912.5	2,002.9	1,796.8

Total investment results	88.4	82.6	169.5	130.5

(Loss) income before taxes	–381.9	77.7	–295.5	95.8

Net (loss) income	–660.0	59.1	–594.3	84.6

Basic (loss) earnings per share	–16.57	1.48	–14.92	2.12

Annualized return on equity*	–126.7%	13.6%	–57.1%	9.7%

Loss ratio (non-life)	114.2%	74.0%	93.1%	73.5%

Underwriting expense ratio (non-life)	21.6%	20.7%	21.4%	21.2%

Administration expense ratio (non-life)	4.7%	4.7%	3.8%	4.0%

Combined ratio (non-life)	140.5%	99.4%	118.3%	98.7%

	June 30	Dec. 31
	2004	2003
Total equity	1,349.2	2,083.3

Total underwriting reserves, net of reinsurance	9,104.9	8,075.1

Total invested assets	7,846.2	7,528.7

Book value per share	33.90	52.38

*	Defined as net (loss) income (after-tax) divided by shareholders’ equity at the beginning of the period, annualized.

Letter from the Chief Executive Officer

Dear shareholders,

Converium disappointed shareholders and the markets on July 20th by announcing the need to increase reserves substantially. In this letter I will explain what happened, and outline the impact on your company. I will present details of the changes we have and will make at Converium to ensure that such surprises do not happen again, and of the steps we intend to take to recover both the financial strength that has been lost and the confidence which, understandably, has been eroded.

Trends reversed

The reserve strengthening covers adverse development of casualty business written in the United States during the soft market years from 1997 to 2001. Claims development on this business exceeded expectations in the first quarter of 2004. In the second quarter of 2004, the notifications continued and accelerated.

With the sustained increase in claims notifications, I launched a comprehensive review of all Converium’s business of North American origin, including some underwritten in Zurich. This resulted in a reserve increase of US$385 million, which in turn triggered impairments of Deferred Tax Assets and Goodwill of US$364 million; both impairments affect the balance sheet of Converium Reinsurance (North America) Inc. The reserve strengthening, the impairments of intangible balance sheet positions, and additional changes in Converium’s equity resulted in a reduction of Converium’s total tangible equity of US$ 409.4 million since year-end 2003.

Our effort to finally measure the scope of this problem was extensive. I personally led an investigation of over 400 contracts originating from this problematic era, with the assistance of Chief Technical Officer Gary Prestia and staff from his newly formed Underwriting Technical Services team. This was in addition to targeted underwriting reviews, claims audits at our clients’ offices and additional actuarial studies for specific lines of business and clients. Based on the information we gathered during these reviews and on the current level of notifications, the additional reserve strengthening aims to put an end to Converium’s reserving saga, and to restore the clean balance sheet we aimed to set out with. As part of this review and to assist with its assessment, Converium has commissioned a leading firm of consulting actuaries to conduct an external actuarial study of the company’s reserves held in respect of the Zurich and New York businesses, that will be completed before the end of August.

Much has been done since our Initial Public Offering to ensure that such shocks do not happen again. New underwriting and pricing standards were introduced and significant staff changes were made. Additionally, Converium’s new organizational structure, introduced last October, with the new positions of Chief Risk Officer and Chief Technical Officer has contributed to a more robust environment of internal controls. Meanwhile, Converium’s concurrent move away from regional profit centers to global management structures has created greater accountability and transparency by eliminating variations in the use of common tools. Behind that, the reorganization has removed local thinking bias in favor of a consistent, objective global approach to risk management. Finally, we will create a dedicated run-off unit to actively manage this historical business.

The way forward

Following a loss of the magnitude Converium reports in our first half, the way forward cannot be business-as-usual. We will build on the steps taken since Converium’s Initial Public Offering to ensure consistent underwriting quality throughout the global operation. Our extensive file review presented several lessons which, from now on, will be incorporated into our underwriting guidelines and philosophy, as well as into our reserving approach. At the request of the Board, I will be actively engaged in the underwriting process for North American business. I have initiated a dialogue with our underwriting officers in the United States to discuss specific elements of our client and product strategy, to ensure that we avoid repeating past mistakes.

Meanwhile we will take steps to strengthen Converium’s balance sheet. Your management is actively working on various options to rebuild capital strength; these include curtailing underwriting of certain capital-intensive lines of business. Although a drastic downsizing is not in my plans, we will reduce our exposure in the US to so-called national account writers of umbrella liability and excess and surplus lines casualty risks, as well as heavy commercial auto written on an excess basis. Our directors’ and officers’ underwriting will also shrink. This is not necessarily the business that caused the current situation; however, we have begun to observe a trend towards weaker terms and conditions that, if continued, is concerning. As these lines are known to be volatile, they are capital-intensive. Reducing our writings would therefore free up risk capital.

Further steps to rebuild Converium’s capital strength may include the purchase of additional reinsurance. Such cover would also improve the solvency ratio by freeing up capital currently allocated to risk. On the asset side, we will minimize risk by reducing our exposure to equities and to interest rate and duration risks.

In order to restore Converium’s competitive position and to allow us to execute our strategy, we may also raise new capital. Further details of our capital planning measures will follow the completion of the reserving study.

Good business

I believe that our continuing strategy is sound and profitable. Although serious legacy issues have masked it, the performance of our recent business has met with expectations. Gross written premium grew at 9.0% in the first six months of the year, and the non-life combined ratio, excluding the reserve strengthening, declined by 4.1 percentage points compared to the first half of 2003. Growth has slowed slightly, reflecting market conditions. Pricing has eased in airline and catastrophe lines, but Converium has not relaxed its rigorous pricing and profitability standards. As a result, underwriters have elected to decline potential business that failed to meet these high standards.

In Standard Property & Casualty Reinsurance, gross written premiums grew by 7.5% and net earned premiums grew by 9.3% as last year’s strong growth flowed through. The combined ratio for the half year was 106.1%, compared to 92.0% in the prior year period, however 2004 reflects US$ 96.0 million worth of reserve strengthening in the second quarter (US$ 106.1 million in the first half), primarily for general third party liability business, which added 12.3 loss ratio points to the combined ratio. The current in-force business achieved a combined ratio of 93.8%, in line with our expectations.

Gross written premiums in Specialty Lines grew by 8.3% and net earned premiums grew by 11.3%. This segment was most affected by the reserve strengthening, primarily for US casualty long-tail risks including professional liability, umbrella, and excess and surplus lines. Here the combined ratio for the first half was 129.7%, with reserve strengthening of US$ 288.7 million in the second quarter (US$ 321.6 million in the first half), adding 35.1 loss ratio points. Without it the combined ratio is 94.6%, which is also in line with expectations. Strong growth in the Life and Health Reinsurance segment saw gross written premiums rise by 18.8% to US$ 264.7 million, resulting in segment income of US$ 5.9 million. This business is once again a positive contributor to Converium’s overall operating performance.

Alongside successful bottom-line underwriting, invested assets performed very much in line with our benchmarks. The overall interest rate environment has had an impact, as did the need to mark to market our fixed income instruments, but performance was sound. Notwithstanding the impact of adverse reserve development, our current underlying underwriting and investment performance is very profitable for Converium. I am confident that prior years’ legacy issues have been adequately addressed and as such I expect a strong operating performance in subsequent periods (although as always, a major catastrophic event could change this for Converium or any reinsurer).

Of course the developments Converium reports today are a great disappointment to me. They raise challenges for all of us, but these are not insurmountable. We are doing everything within our power to right the ship, and will continue to do so. We will demonstrate to our customers and partners that these issues have been fully addressed.

I would especially like to thank our shareholders for their patience and support as we pass through this painful and unexpected period. I remain confident that our platform is strong, and with the past resolutely addressed, our opportunities plentiful.

Yours sincerely,

Dirk Lohmann
Chief Executive Officer

The Converium share

The Converium share and ADS

In the first half of 2004, the Converium share moved within a narrow band of the Bloomberg European Insurance Index. In contrast, the Converium ADS underperformed the Bloomberg US Insurance Index in the same period.

The terrorist attack in Madrid, Spain in March 2004 impacted industry share performance. In addition to that, the stock markets, with insurance stocks particularly affected, have been negatively impacted by the prospect of rising interest rates.

After the ad-hoc announcement on July 20, 2004, when Converium published information on their pre-IPO legacy issues, the Converium share and ADS decreased by 46.4% and 44.4%, respectively. On July 23, 2004 the prices of the Converium share and ADS were CHF 27.30 and US$ 10.93, respectively representing a decline of 56%, respectively since the ad-hoc announcement.

Converium Ordinary Shares*	–66.7%

Bloomberg European Insurance Index*	–47.1%

Swiss Market Index*	–13.3%

Converium ADSs**	–55.6%

Bloomberg US Insurance Index**	1.6%

Dow Jones Industrial Index**	0.7%

*	underlying figures in CHF

**	underlying figures in US$

Converium Ordinary Shares*	–58.5%

Bloomberg European Insurance Index*	–7.7%

Swiss Market Index*	–0.3%

Converium ADSs**	–58.5%

Bloomberg US Insurance Index**	3.4%

Dow Jones Industrial Index**	–4.5%

*	underlying figures in CHF

**	underlying figures in US$

Key share data for 2004

Shares issued as at June 30, 2004	40,006,217

Average shares issued in 2004	40,006,217

Shares outstanding as at June 30, 2004	39,803,929

Average shares outstanding in 2004	39,845,351

SWX Swiss Exchange
Share price as at July 23, 2004 in CHF	27.30

Year High in CHF	73.75

Year Low in CHF	26.75

Average daily trading volume	270,275

Market capitalization as at July 23, 2004 in CHF	1,086,647,261

Loss per share in CHF	–18.88

Book value per share as at June 30, 2004 in CHF	42.45

New York Stock Exchange
ADS price as at July 23, 2004 in US$	10.93

Year High in US$	29.57

Year Low in US$	10.90

Major shareholders

In accordance with the notification requirements as set by the SWX Swiss Exchange, the following significant share holdings were notified to Converium Holding AG as of June 30, 2004:

•	Fidelity International Limited (“Fidelity”), Hamilton, Bermuda: 9.87% (date of notification April 28, 2003).

•	Wellington Management Company LLP (“Wellington”), Boston, Massachusetts, United States: 7.68% (date of notification January 11, 2002).

Only one shareholder, a fund managed by Fidelity International Limited (European Growth SICAV Luxembourg: 6.60%), is registered in Converium’s share register with an individual shareholding exceeding the 5% threshold specified in article 663c of the Swiss Code of Obligations.

Fidelity is an investment advisor, which provides investment advisory and management services to non-US investment companies, trusts and institutions. Wellington is an investment advisor and portfolio manager with voting authority for 47 clients, none of which has an individual shareholding in excess of 5%. Converium does not hold any interlocking shareholdings with any other joint-stock companies.

Management’s discussion and analysis
of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our financial statements, including the related notes to those financial statements. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. See “Cautionary note regarding forward-looking statements.”

Overview

Converium Holding AG and subsidiaries (“Converium”) is a leading global reinsurer whose business operations are recognized for innovation, professionalism and service. We believe we are accepted as a professional lead reinsurer for all major lines of non-life and life reinsurance. We actively seek to create innovative and efficient reinsurance solutions to complement our clients’ business plans and needs. We focus on core underwriting skills and on developing close client relationships while honoring our and our clients’ relationships with brokers. We have the ability to cover risks globally and to provide meaningful capacity worldwide.

During the second quarter of 2004, Converium has taken actions that resulted in measurable effects on its financial results. These actions include the net strengthening of prior years’ loss reserves (US$ 384.7 million), the establishment of a full valuation allowance against its net deferred tax assets related to its North American operations (second quarter expense of US$ 269.8 million) and an impairment of goodwill (US$ 94.0 million). See “Second Quarter Developments”.

Results of operations

	Three months ended June 30		Six months ended June 30
(US$ million)	2004	2003	2004	2003
Pre-tax (loss) income	–381.9	77.7	–295.5	95.8

Net realized capital gains	12.5	15.8	21.7	7.5

Impairment of goodwill	–94.0	—	–94.0	—

Pre-tax operating (loss) income	–300.4	61.9	–223.2	88.3

Net (loss) income	–660.0	59.1	–594.3	84.6

Net income for the three and six months ended June 30, 2004 declined compared to the same periods in 2003. The decline is primarily due to the net strengthening of prior years’ loss reserves, and a related increase in income tax expense due to the establishment of a full valuation allowance against the net deferred tax assets from our North American operations and an impairment of goodwill.

We reported a decrease in pre-tax operating results (defined as pre-tax income or loss excluding pre-tax net realized capital gains or losses and impairment of goodwill) for the three and six months ended June 30, 2004 as compared to the same period in 2003. We use pre-tax operating results to measure performance, as this measure focuses on the underlying fundamentals of our operations without the influence of realized gains and losses from the sale of investments, or other non-operating items such as goodwill impairment.

For the three months ended June 30, 2004, gross premiums written increased 8.3%, net premiums written increased 5.5% and net premiums earned increased 10.7%. For the six months ended June 30, 2004, gross premiums written increased 9.0%, net premiums written increased 7.8% and net premiums earned increased 11.5%. See “Reinsurance results” and “Business Development”.

Our non-life combined ratio was 140.5% and 118.3% for the three and six months ended June 30, 2004, respectively, as compared to 99.4% and 98.7% for the same periods of 2003. Reserve actions in 2004 increased the combined ratio by 43.3 points for the three months ended June 30, 2004 and 24.1 points for the six months ended June 30, 2004.

We had net realized capital gains of US$ 12.5 million and US$ 15.8 million for the three months ended June 30, 2004 and 2003, respectively. In the second quarter of 2004, we realized capital gains of US$ 16.5 million from the sale of certain equity investments. In the second quarter of 2003, we realized capital gains of US$ 16.0 million on sales of fixed income investments in order to reduce the duration of our bond portfolio as trends of declining interest rates continued. For the three months ended June 30, 2004, US$ 1.5 million in impairment charges were recorded, compared to US$ 6.1 million for the same period of 2003.

We had net realized capital gains of US$ 21.7 million and US$ 7.5 million for the six months ended June 30, 2004 and 2003, respectively. For the six months ended June 30, 2004, US$ 2.6 million in impairment charges were recorded, compared to US$ 21.9 million for the same period of 2003. Included in the impairment charges in the six months ended June 30, 2003 were US$ 19.5 million related to our equity securities portfolio and US$ 2.4 million related to our real estate portfolio.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Second Quarter Developments

In the second quarter of 2004, Converium recorded pre-tax charges of US$ 748.5 million, as described below.

Reserve development

The following table presents the net adverse (favorable) reserve development for each of Converium’s non-life segments:

	Three months ended June 30		Six months ended June 30
(US$ million)	2004	2003	2004	2003
Standard Property & Casualty Reinsurance	96.0	–23.5	106.1	–34.2

Specialty Lines	288.7	20.1	321.6	42.1

Total non-life reinsurance	384.7	–3.4	427.7	7.9

Converium has experienced significant adverse development in its US casualty reinsurance lines for the last several years. Since 2001, Converium has recorded a total of US$ 668.5 million of additional provisions on its non-life business (2001: US$ 123.6 million; 2002: US$ 148.5 million; 2003: US$ –31.3 million; and first half of 2004: US$ 427.7 million). In 2003, the positive development of US$ 31.3 million consisted of positive development on property lines (US$ 113.5 million) and aviation and space (US$ 102.2 million), offset by adverse development on workers’ compensation and professional liability and other special liability lines (US$ 120.3 million) and the motor and general third party liability lines (US$ 64.1 million). The reserve releases in 2003 were primarily from the 2002 underwriting year, while the US business written in 1997 to 2001 mostly saw continued strengthening.

On April 29, 2004, Converium announced that first quarter reported losses from prior year US casualty business had exceeded expected loss emergence. In that release, Converium also stated the expectation that the volatility of longer-tail risks is likely to persist for some time. In the first quarter of 2004, the continuing reserve volatility of old underwriting years resulted in strengthening of prior years’ loss reserves of US$ 43.0 million, consisting of US$ 10.1 million in the Standard Property & Casualty Reinsurance segment (primarily from the Western European motor book) and US$ 32.9 million in the Specialty Lines segment (primarily from the US professional liability and other special liability lines).

This adverse loss reporting trend has continued and accelerated in the second quarter of 2004. In response to the loss development observed in the first and second quarters of 2004, Converium has initiated additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. The Chief Executive Officer and Chief Technical Officer have conducted underwriting reviews on treaty accounts and lines of business with material loss experience to supplement the claims audits and actuarial reserve reviews that Converium conducts in its ordinary course of business. Through the date of this report, it is performing additional claims audits and actuarial reserve reviews of the largest and most significant ceding companies in order to obtain more information to refine the estimate of the ultimate loss reserves for this book of business. These claims audits and actuarial reserve reviews will continue into the third quarter of 2004. As part of this review and to assist with its assessment, Converium commissioned a leading firm of consulting actuaries to conduct an external actuarial study of the company’s reserves held in respect of the Zurich and New York businesses.

When deriving its estimates of ultimate losses and its selection of loss development patterns as of June 30, 2004, Converium has reflected the accelerated claims development in the more recent periods. Based upon Converium’s ongoing analysis to date, in the second quarter of 2004, Converium recorded strengthening of prior years’ loss reserves of US$ 384.7 million, consisting of US$ 96.0 million in the Standard Property & Casualty Reinsurance segment and US$ 288.7 million in the Specialty Lines segment. In the Standard Property & Casualty Reinsurance segment, the reserve strengthening primarily related to general third party liability lines in the US (US$ 99.3 million). In the Specialty Lines segment, the reserve strengthening arose primarily from the professional liability and other special liability lines, in particular umbrella, professional liability and excess & surplus lines of business in the US (US$ 265.2 million), related to accident years 1997 through 2001.

Based upon information obtained from Converium’s continuing analysis, including the results of the external actuarial reserve study, and the completion of the claims audits, Converium will update its estimate of its loss reserve position and potential loss exposure and, if the new information indicates the need for further adjustment, it will be recorded in the third quarter of 2004. Based upon the information currently available, Converium does not expect further material strengthening of its loss reserve position.

Income taxes

Converium’s consolidated income tax expense for the three months ended June 30, 2004 reflects an additional expense of US$ 269.8 million, related to the establishment of a full valuation allowance against the net deferred income tax balances previously carried at Converium Reinsurance (North America) Inc. (“CRNA”). CRNA is the legal entity where the majority of the reserve strengthening has occurred.

Management’s discussion and analysis
of financial condition and results of operations (continued)

As required under SFAS No. 109, “Accounting for Income Taxes”, Converium is required to assess if it is more likely than not that some or all of the net deferred tax assets will not be realized. In making this assessment, reference is made to, among other things, historical losses. Therefore, a full valuation allowance has been established against CRNA’s net deferred tax assets as of June 30, 2004. CRNA may offset future taxable income against the existing net operating loss carryforwards, resulting in no US federal tax expense on such income until such time as the net operating losses are utilized or expire.

As of June 30, 2004, Converium’s valuation allowance was US$ 455.6 million, comprising net operating loss carryforwards (US$ 313.1 million), loss reserve discount (US$ 133.9 million), and other temporary differences, net (US$ 8.6 million). As of December 31, 2003, the valuation allowance was US$ 47.9 million, all of which related to net operating loss carryforwards.

As of June 30, 2004, Converium had total net operating loss carryforwards of US$ 959.1 million available to offset future taxable income of certain branches and subsidiaries. The majority of these net operating loss carryforwards relate to CRNA and expire in the years 2020 through 2024.

Converium will continue to monitor its tax position and reassess the need for a full valuation allowance on its net deferred tax assets on a periodic basis. Realization of the deferred tax asset related to net operating loss carryforwards is dependent upon generating sufficient taxable income within specified future periods.

Goodwill and other intangible assets

SFAS No. 142, “Goodwill and Other Intangible Assets”, requires impairment testing of goodwill annually or more regularly if any event or change in business circumstances occurs which would indicate that the carrying value of goodwill may be impaired. Due to the reserving actions taken in the second quarter of 2004 in respect of prior year development in the Specialty Lines segment’s business written in North America, and a subsequent decision to take a full valuation allowance against the net deferred tax asset at Converium Reinsurance (North America) Inc., a goodwill impairment test has been conducted to assess the fair value of the reporting units at that date. As a result of this assessment, an impairment charge of US$ 94.0 million has been recorded in the second quarter of 2004.

SFAS No. 142 also requires that useful lives for intangible assets other than goodwill be reassessed and the remaining amortization periods be adjusted accordingly. There are no intangible assets recorded on the Converium Reinsurance (North America) Inc. balance sheet as of June 30, 2004 in respect of any business segment or reporting unit; therefore there is no requirement to perform impairment testing on intangible assets.

The remaining balance of goodwill and other intangible assets as of June 30, 2004 was US$ 76.8 million, which relates to Converium AG’s strategic investments in Global Aerospace Underwriting Managers Limited (“GAUM”) and MDU Services Ltd. As of June 30, 2004, both of these companies have continued to perform in line with management’s expectations.

Ratings and regulatory issues

On July 20, 2004, Standard & Poor’s Ratings Services lowered its long-term counterparty credit and insurer financial strength ratings on Converium AG and its main operating subsidiaries (collectively referred to as Converium) to “A–” from “A”. In addition, Standard & Poor’s lowered its long-term counterparty credit and senior unsecured debt ratings on Converium Holdings (North America) Inc. to “BBB–” from “BBB”, and junior subordinated debt rating on Converium Finance S.A. to “BBB” from “BBB+”. At the same time, all ratings were placed on CreditWatch with negative implications. Standard & Poor’s will also reassess the status (currently core) of Converium Reinsurance (North America) Inc. in the Converium Group. This could result in a lowering of the rating on Converium Reinsurance (North America) Inc. below that of the other core companies.

Also, on July 20, 2004, A.M. Best downgraded the financial strength ratings of Converium AG and its rated core subsidiaries (collectively referred to as Converium) to “A–” from “A”. At the same time, it downgraded all issuer credit ratings and related debt issues and placed all ratings under review with negative implications. In addition, A.M. Best is reviewing the core status of Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc.

Converium is fully committed to maintaining a strong capitalization that enables us to continue to execute our strategy. In order to achieve this objective, Converium is currently exploring all options. Converium will specify the full set of capital management measures once the external actuarial reserve study is completed.

Converium has reviewed its contracts for implications of a ratings downgrade. Based upon a preliminary analysis, the significant majority of its contracts that contain a ratings provision are triggered at a rating level below “A–”. In addition, the Company is reviewing its contracts for implications of decreases to certain statutory surplus levels.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Ratings and surplus triggers typically give rise to a right of termination in favor of the cedent that allows the cedent to terminate the contract on a prospective basis from the date of termination. However, as a commercial matter, the cedent and reinsurer generally renegotiate the terms of the contract. In renegotiating the contract terms, cedents will typically require the reinsurer to post collateral to secure the obligations under the contract.

Reinsurance results

	Three months ended June 30		% change 2004 over	Six months ended June 30		% change 2004 over
(US$ million)	2004	2003	2003	2004	2003	2003
Gross premiums written	1,027.6	948.7	8.3	2,411.2	2,212.5	9.0

Net premiums written	948.8	899.3	5.5	2,247.4	2,083.9	7.8

Net premiums earned	1,009.9	912.5	10.7	2,002.9	1,796.8	11.5

Net premiums written grew in the three and six months ended June 30, 2004 over the same periods in 2003, and was largely due to the market conditions and new client relationships in certain key markets. For the six months ended June 30, 2004, Standard Property & Casualty Reinsurance grew by US$ 47.8 million or 5.1%, Specialty Lines grew by US$ 84.7 million or 9.1%, and Life & Health Reinsurance grew by US$ 31.0 million or 14.6%. We retained 93.2% and 94.2% of our gross premiums written for the six months ended June 30, 2004 and 2003, respectively. See “Business Development” for further information by line of business.

For the six months ended June 30, 2004, based on stable exchange rates, gross premiums written increased by 3.8%, net premiums written increased by 2.6%, and net premiums earned increased by 6.3%.

Net premiums earned for the three and six months ended June 30, 2004 increased at a higher rate compared to the corresponding net premiums written due to a large proportion of business written on January 1 in the German and Austrian market, that is earned throughout the year.

	Three months ended June 30		% change 2004 over	Six months ended June 30		% change 2004 over
(US$ million)	2004	2003	2003	2004	2003	2003
Losses, loss adjustment expenses and life benefits	–1,103.8	–677.1	63.0	–1,824.7	–1,332.7	36.9

Non-life loss ratio (to premiums earned)	114.2%	74.0%	+40.2 pts	93.1%	73.5%	+19.6 pts

Impact of 2004 reserve development	43.3%			24.1%

Our losses, loss adjustment expenses and life benefits incurred and non-life loss ratio increased for the three and six months ended June 30, 2004 as compared to the same periods of 2003, mainly due to reserve development as described above.

In the first half of 2003, there was reserve strengthening for the Guaranteed Minimum Death Benefit (GMDB) business in the Life & Health Reinsurance segment, which negatively impacted our results by US$ 12.5 million, while there was no action required in the first half of 2004.

Our net reserves for the September 11th terrorist attacks are capped at US$ 289.2 million by Zurich Financial Services.

	Three months ended June 30		% change 2004 over	Six months ended June 30		% change 2004 over
(US$ million)	2004	2003	2003	2004	2003	2003
Underwriting acquisition costs	–223.3	–183.9	21.4	–431.2	–380.5	13.3

Operating and administration expenses	–53.3	–48.0	11.0	–104.3	–96.9	7.6

Non-life underwriting expense ratio (to premiums earned)	21.6%	20.7%		21.4%	21.2%

Non-life administration expense ratio (to premiums written)	4.7%	4.7%		3.8%	4.0%

Management’s discussion and analysis
of financial condition and results of operations (continued)

Underwriting acquisition costs primarily relate to commissions on treaty and individual risk business. Our underwriting acquisition costs increased for the three months and six months ended June 30, 2004 as compared to the same periods in 2003. This increase is mainly related to the growth in earned premiums. During 2003, there was new business production in the Continental European markets which was produced on a direct basis as opposed to through brokers, which resulted in lower underwriting acquisition costs in 2003 as compared to 2004.

Operating and administration expenses increased for the three months and six months ended June 30, 2004 over the same periods in 2003 due to increased expenditures to support the growth in operations, and the weakening of the US dollar. As a result of our premium growth and strong expense management, the non-life administration expense ratio remained stable for the three months ended June 30, 2004 and declined by 0.2 points for the first half of 2004 as compared to 2003.

Investment results

	Three months ended June 30		Six months ended June 30
(US$ million)	2004	2003	2004	2003
Investment income:

Fixed maturities	47.8	35.3	94.0	65.9

Equity securities	7.1	5.8	9.2	7.8

Funds Withheld Asset	19.0	22.3	39.3	43.8

Other, net of expenses	2.0	3.4	5.3	5.5

Net investment income	75.9	66.8	147.8	123.0

Average annualized net investment income yield (pre-tax)	3.8%	3.9%	3.8%	3.6%

Net realized capital gains	12.5	15.8	21.7	7.5

Total investment results	88.4	82.6	169.5	130.5

Average annualized total investment income yield (pre-tax)	4.4%	4.8%	4.3%	3.8%

Change in net unrealized gains (pre-tax)	–139.2	101.2	–76.9	105.0

Total investment return (pre-tax)	–50.8	183.8	92.6	235.5

Average annualized total investment return (pre-tax)	–2.6%	10.6%	2.4%	6.9%

Average total invested assets (including cash and cash equivalents)	7,964.5	6,922.0	7,868.0	6,786.2

Investment results are an important part of our overall profitability. Our net investment income increased for the three months and six months ended June 30, 2004 as compared to the same periods of 2003. The increase largely resulted from growth in invested assets over 2003, particularly in our fixed maturities portfolio, as well as income received from the transition of a fixed income bond fund to a direct fixed income investment portfolio. The decline in income from the Funds Withheld Asset is due to the declining asset balance. See “Funds Withheld Asset”.

Our average annualized net investment income yield (pre-tax) was 3.8% for both the three and six months ended June 30, 2004 as compared to 3.9% and 3.6% for the same periods of 2003.

Our average annualized total investment income yield (pre-tax) was 4.4% and 4.3% for the three and six months ended June 30, 2004, respectively, as compared to 4.8% and 3.8% for the same periods of 2003. The total investment income yields were positively impacted by the results of our equity portfolio in the first half of 2004 and the results of our bond portfolio in 2003.

Our average annualized total investment return (pre-tax) was (2.6)% and 2.4% for the three and six months ended June 30, 2004 as compared to 10.6% and 6.9% for the same periods of 2003. The return for the three months ended June 30, 2004 was negatively affected by changes in net unrealized gain positions on bonds of US$ 123.3 million resulting from an interest rate increase during the quarter, whereas the impact was opposite for the three months ended June 30, 2003, as interest rate declines increased the net unrealized capital gain positions. The interest rate movements also explain the difference between the average annualized total investment return (pre-tax) for the six months ended June 30, 2004 compared to the six months ended June 30, 2003.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Other

	Three months ended June 30		Six months ended June 30
(US$ million)	2004	2003	2004	2003
Other income (loss)	3.0	—	2.9	–4.4

Interest expense	–8.8	–8.4	–16.6	–17.0

Impairment of goodwill	–94.0	—	–94.0	—

Income tax expense	–278.1	–18.6	–298.8	–11.2

Other income for the three months ended June 30, 2004 was US$ 3.0 million as compared to nil for the same period of 2003. Other income for the six months ended June 30, 2004 was US$ 2.9 million as compared to a loss of US$ 4.4 million for the same period of 2003. Other income (loss) includes interest income on reinsurance deposits, interest expense on funds held under reinsurance contracts, fee income, write-off of uncollectible balances and results from private equity funds.

Interest expense remained relatively stable for the three and six months ended June 30, 2004 as compared to the same periods in 2003.

Impairment of goodwill was US$ 94.0 million for the three and six months ended June 30, 2004. See “Second Quarter Developments”.

Converium’s consolidated income tax expense for the three and six months ended June 30, 2004 reflects an expense of US$ 269.8 million, related to the establishment of a full valuation allowance against the net deferred income tax balances carried at CRNA. See “Second Quarter Developments”.

Business Development

Converium’s business is organized around three operating segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on global lines of business. In addition to the three segments’ financial results, the Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions.

Our principal lines of non-life reinsurance include general third party liability, motor, personal accident, property, agribusiness, aviation and space, credit and surety, engineering, marine and energy, professional liability and other special liability and workers’ compensation. The principal life reinsurance products are ordinary life and disability reinsurance, including quota share, surplus coverage and financing contracts, and accident and health.

Converium’s financial results for the first half of 2004 have been considerably affected by the recording of additional net strengthening of prior years’ loss reserves (US$ 427.7 million). The following table compares Converium’s segment results for the three months and six months ended June 30, 2004 and 2003 and reconciles segment results to (loss) income before taxes:

	Three months ended June 30		Six months ended June 30
(US$ million)	2004	2003	2004	2003
Segment (loss) income:
Standard Property & Casualty Reinsurance	–51.5	60.7	8.9	109.8

Specialty Lines	–224.3	21.0	–185.7	22.2

Life & Health Reinsurance	1.0	11.7	5.9	1.4

Corporate center	–7.3	–7.3	–16.9	–16.2

Total segment (loss) income	–282.1	86.1	–187.8	117.2

Other income (loss)	3.0	—	2.9	–4.4

Interest expense	–8.8	–8.4	–16.6	–17.0

Impairment of goodwill	–94.0	—	–94.0	—

Net (loss) income before taxes	–381.9	77.7	–295.5	95.8

Management’s discussion and analysis
of financial condition and results of operations (continued)

Standard Property & Casualty Reinsurance

	Three months ended June 30		% change 2004 over	Six months ended June 30		% change 2004 over
(US$ million)	2004	2003	2003	2004	2003	2003
Gross premiums written	352.9	418.4	–15.7	1,076.1	1,000.9	7.5

Net premiums written	316.9	401.1	–21.0	988.5	940.7	5.1

Net premiums earned	416.8	401.1	3.9	860.2	787.2	9.3

Total investment results	34.5	33.0		67.2	52.2

Segment (loss) income	–51.5	60.7		8.9	109.8

Loss ratio non-life	92.1%	65.1%		79.6%	65.9%

Underwriting expense ratio non-life	23.6%	23.2%		22.2%	22.1%

Administration expense ratio non-life	6.5%	4.8%		4.3%	4.0%

Combined ratio non-life	122.2%	93.1%		106.1%	92.0%

Retention ratio (net premiums written divided by gross premiums written)	89.8%	95.9%		91.9%	94.0%

Standard Property & Casualty Reinsurance reported a segment loss for the three months ended June 30, 2004 as compared to segment income for the same period in 2003. For the six months ended June 30, 2004, Standard Property & Casualty Reinsurance reported a decrease in segment income of US$ 100.9 million as compared to the same period in 2003. The decrease in 2004 was primarily attributable to the following:

•	During the second quarter of 2004, US$ 96.0 million of reserve strengthening was recorded. See “Second Quarter Developments”. This strengthening added 23.0 points to the loss ratio for the three months ended June 30, 2004. This development was in addition to net strengthening of prior years’ loss reserves of US$ 10.1 million, primarily from the Western European motor book, that was recorded during the first quarter of 2004. For the six months ended June 30, 2004, reserve strengthening of US$ 106.1 million added 12.3 points to the loss ratio.

•	Slightly offsetting this was improved investment results.

•	The increase in the administration expense ratio in the second quarter of 2004 was influenced by the decrease in net premiums written during the quarter.

For the six months ended June 30, 2004, gross premiums written increased 7.5% to US$ 1,076.1 million, net premiums written increased 5.1% to US$ 988.5 million and net premiums earned increased 9.3% to US$ 860.2 million.

For the six months ended June 30, 2004, net premiums written growth in the Standard Property & Casualty Reinsurance segment by line of business included:

•	Motor (increased by 28.2% or US$ 80.8 million to US$ 367.3 million), which grew as a result of the expansion of motor business within the Western European region; and

•	Personal accident (non-life) (increased by 35.8% or US$ 6.8 million to US$ 25.8 million), which grew due to new or extended relationships with cedents in Italy and Germany.

These increases were offset by a decrease in net written premiums within the Property line of business. The Property line of business decreased by 12.3% or US$ 53.0 million to US$ 377.2 million, which was primarily driven by the softening of property rates and a consequent non-renewal of several large contracts in North America, and reduced premium writings with cedents in Asia and Latin America.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Specialty Lines

	Three months ended June 30		% change 2004 over	Six months ended June 30		% change 2004 over
(US$ million)	2004	2003	2003	2004	2003	2003
Gross premiums written	566.7	451.2	25.6	1,070.4	988.8	8.3

Net premiums written	537.3	408.5	31.5	1,015.6	930.9	9.1

Net premiums earned	471.6	415.2	13.6	916.9	823.5	11.3

Total investment results	47.7	43.4		90.1	68.5

Segment (loss) income	–224.3	21.0		–185.7	22.2

Loss ratio non-life	133.8%	82.5%		105.8%	80.9%

Underwriting expense ratio non-life	19.8%	18.3%		20.5%	20.3%

Administration expense ratio non-life	3.6%	4.7%		3.4%	4.0%

Combined ratio non-life	157.2%	105.5%		129.7%	105.2%

Retention ratio (net premiums written divided by gross premiums written)	94.8%	90.5%		94.9%	94.1%

Specialty Lines reported a segment loss for the three and six months ended June 30, 2004 as compared to segment income for the same periods in 2003. The segment loss in 2004 was primarily attributable to the following:

•	During the second quarter of 2004, US$ 288.7 million of reserve strengthening was recorded. See “Second Quarter Developments”. This strengthening added 61.2 points to the loss ratio for the three months ended June 30, 2004. This development was in addition to net strengthening of prior years’ loss reserves of US$ 32.9 million, primarily from the US professional liability and other special liability lines, that was recorded during the first quarter of 2004. For the six months ended June 30, 2004, reserve strengthening of US$ 321.6 million added 35.1 points to the loss ratio.

•	Slightly offsetting this was improved investment results.

•	The decrease in the administration expense ratio in the second quarter of 2004 was influenced by the increase in net premiums written during the quarter.

For the six months ended June 30, 2004, gross premiums written increased 8.3% to US$ 1,070.4 million, net premiums written increased 9.1% to US$ 1,015.6 million and net premiums earned increased 11.3% to US$ 916.9 million.

For the six months ended June 30, 2004, the Specialty Lines segment included net premiums written growth within:

•	Professional liability and other special liability (increased by 27.9% or US$ 79.9 million to US$ 366.2 million), which grew as a result of new business written in Western Europe offset by reduced writings in the US;

•	Agribusiness (increased by 37.8% or US$ 15.6 million to US$ 56.9 million), which grew due to new business written as well as return premium received on a specific contract due to favorable underwriting results;

•	Aviation and space (increased by 13.0% or US$ 21.8 million to US$ 189.7 million), which grew due to the increase share in the pools managed by GAUM and a switch in the structure of inuring protections for the pool from proportional to excess of loss reinsurance; and

•	Credit and surety (increased by 15.0% or US$ 16.4 million to US$ 125.7 million), which grew as a result of new business written and increased shares on existing business.

These increases were offset by a decrease of US$ 66.9 million in net premiums written in the workers’ compensation line of business. This mainly resulted from lower premium accruals related to the 2003 underwriting year based on revised estimated premiums received from a large cedent who reports on a lag, as well as a decrease in run-off premiums from older underwriting years. In addition, there was a reduction of participation on premiums written through the involuntary market with one of our ceding companies.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Life & Health Reinsurance

	Three months ended June 30		% change 2004 over	Six months ended June 30		% change 2004 over
(US$ million)	2004	2003	2003	2004	2003	2003
Gross premiums written	108.0	79.1	36.5	264.7	222.8	18.8

Net premiums written	94.6	89.7	5.5	243.3	212.3	14.6

Net premiums earned	121.5	96.2	26.3	225.8	186.1	21.3

Total investment results	6.2	6.2		12.2	9.8

Segment income	1.0	11.7		5.9	1.4

Underwriting expense ratio	26.1%	15.5%		22.8%	21.4%

Administration expense ratio	6.4%	2.7%		4.4%	3.1%

Retention ratio (net premiums written divided by gross premiums written)	87.6%	n.m.		91.9%	95.3%

n.m. — not meaningful

Life & Health Reinsurance reported a decrease in segment income for the three months ended June 30, 2004 as compared to the same period in 2003. Technical result for the three months ended June 30, 2004 was US$ 3.6 million compared to US$ 10.0 million for the same period in 2003. Technical result is defined as net premiums earned minus losses, loss adjustment expenses and life benefits minus underwriting acquisition costs plus technical interest. This decrease was primarily attributable to an increase in underwriting acquisition costs in 2004 as compared to 2003 due to the revision of profit commission accruals on North American Accident & Health business. In addition, there were increases in commissions related to premium growth in financing reinsurance transactions in Continental Europe.

Life & Health Reinsurance reported an increase in segment income for the six months ended June 30, 2004 as compared to the same period in 2003. Technical result increased from US$ 1.5 million to US$ 8.5 million for the same period. The increase in 2004 was primarily attributable to:

•	The investment results for the six months ended June 30, 2004 were positively impacted by the continuing recovery of the global capital markets;

•	Strong growth in premium volume driven by the expansion of existing financing reinsurance transactions in Continental Europe and increased shares of current business; and

•	The development of our GMDB book during the first half of 2004 as compared to 2003. In the first half of 2003 reserves were strengthened by US$ 12.5 million, while no actions were required for the first half of 2004.

For the six months ended June 30, 2004, gross premiums written increased 18.8% to US$ 264.7 million, net premiums written increased 14.6% to US$ 243.3 million and net premiums earned increased 21.3% to US$ 225.8 million.

Corporate Center

	Three months ended June 30		% change 2004 over	Six months ended June 30		% change 2004 over
(US$ million)	2004	2003	2003	2004	2003	2003
Operating and administration expenses	–7.3	–7.3	—	–16.9	–16.2	4.3

The Corporate Center carries certain administration expenses, such as costs of the Board of Directors, the Global Executive Committee, and other global functions. The Corporate Center reported an increase in operating and administration expenses for the six months ended June 30, 2004 as compared to 2003. The increases primarily arose from expenditures to support the growth in operations, and the weakening of the US dollar.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Financial Condition and Liquidity

Invested Assets

As of June 30, 2004, total invested assets (excluding cash and cash equivalents) were US$ 7.8 billion compared to US$ 7.5 billion as of December 31, 2003, an increase of US$ 317.5 million, or 4.2%. This increase is mainly due to the deployment of a substantial portion of our cash and cash equivalents balance, as well as operating cash flow, into fixed maturity securities during the second quarter of 2004, offset by a reduction in unrealized capital gains on our bond portfolio due to increasing interest rates during the second quarter of 2004.

Our asset mix, including cash and cash equivalents, consisted of the following at June 30, 2004 and December 31, 2003:

Asset Class	June 30, 2004	As of Dec. 31, 2003
Fixed maturity securities (including the Funds Withheld Asset)	84.4%	82.7%

Equity securities*	9.8%	9.7%

Cash and short-term investments	2.2%	4.3%

Real estate and other*	3.6%	3.3%

Total	100.0%	100.0%

*	PSP Swiss Property AG is included in Real estate and other with a market value of US$ 82.7 million as of June 30, 2004 and US$ 80.0 million as of December 31, 2003.

Our investments are managed mainly by external investment managers and their performance is measured against benchmarks. The table below presents our investments in the major managed portfolios, as well as the applicable benchmark and benchmark return for the second quarter of 2004. The balances at June 30, 2004 are shown in original currencies.

	Performance [1]
(in millions of original currencies unless noted)	Market value	Benchmark		Portfolio	Delta
Largest portfolios in US$
Fixed maturities	2,302.4	–2.43	% [2]	–2.42%	0.01
Mortgage-backed securities	846.8	–1.13	% [3]	–1.21%	–0.08
Equity securities	389.4	1.69	% [4]	1.68%	–0.01
Largest portfolios in Euro
Fixed maturities	408.9	–0.91	% [5]	–0.90%	0.01
Equity securities	167.3	3.57	% [6]	3.54%	–0.03
Largest portfolios in British pounds
Fixed maturities	259.6	–0.53	% [7]	–0.53%	—
Equity securities	66.0	2.84	% [8]	2.81%	–0.03
Largest portfolio in Swiss francs
Real estate (direct and indirect)	263.0	n.a.		2.0%	n.a.
Largest portfolio in Australian $
Fixed maturities	190.0	0.33	% [9]	0.26%	–0.07

[1]	Performance is defined as quarterly time-weighted return

[2]	Citigroup USD WGBI 3-5 years Index/Citigroup World BIG Index ex MBS ex BBB 1-10

[3]	Lehman Mortgage Index

[4]	MSCI USA Index, S&P 500

[5]	Citigroup Euro World BIG Index ex BBB/Citigroup Euro Government Bond Index 1-10 years

[6]	MSCI Euro ex UK

[7]	Citigroup UK Government Bond Index 1-10 years

[8]	MSCI UK

[9]	Citigroup Australian AAA/AA/A

Management’s discussion and analysis
of financial condition and results of operations (continued)

Fixed Maturities

As of June 30, 2004, our fixed maturities portfolio, excluding the Funds Withheld Asset (described more fully below), had a carrying value of US$ 5.3 billion and represented 67.1% of total investment portfolio including cash and cash equivalents (84.4% including the Funds Withheld Asset). This represents an increase in carrying value of US$ 391.4 million, or 7.9%, from December 31, 2003. This increase is mainly due to the deployment of a substantial portion of our cash and cash equivalents balance, as well as operating cash flow, into fixed maturity securities during the second quarter of 2004, offset by a reduction in unrealized capital gains on our bond portfolio due to increasing interest rates during the second quarter of 2004.

We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid.

The table below presents the composition of our fixed income securities portfolio, excluding short-term investments, based on carrying value by scheduled maturity.

(US$ million)	Estimated fair value	% of total	Carrying value	% of total
As of June 30, 2004	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
Less than one year	7.6	0.2	18.2	3.1

One year through five years	2,817.8	59.5	178.1	30.4

Five years through ten years	896.8	18.9	359.4	61.4

Over ten years	88.4	1.9	29.9	5.1

Subtotal	3,810.6	80.5	585.6	100.0

Mortgage and asset-backed securities	846.8	17.9	—	—

Unit trust bonds	77.0	1.6	—	—

Total as of June 30, 2004	4,734.4	100.0	585.6	100.0

Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of June 30, 2004, approximately 99.8% of our fixed income securities portfolio was invested in securities rated A or better by these agencies and approximately 83.1% was invested in AAA/Aaa-rated securities.

The table below presents the composition of our fixed income securities portfolio by rating, using the lower of these ratings for any security where there is a split rating.

(US$ million)	Estimated fair value	% of total	Carrying value	% of total
As of June 30, 2004	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM
AAA/Aaa	3,857.8	81.5	563.9	96.3

AA/Aa2	573.0	12.1	21.7	3.7

A/A2	293.0	6.2	—	—

BBB/Baa2	9.7	0.2	—	—

Not rated	0.9	—	—	—

Total as of June 30, 2004	4,734.4	100.0	585.6	100.0

Equity Securities

As of June 30, 2004, our equity securities portfolio had a carrying value of US$ 862.4 million (including PSP Swiss Property AG). This represents an increase in carrying value of US$ 22.2 million, or 2.6%, from December 31, 2003. Equity securities were approximately 9.8% and 9.7% of our total investment portfolio as of June 30, 2004 and December 31, 2003, respectively, including cash and cash equivalents and excluding PSP Swiss Property AG.

Substantially our entire equity portfolio consists of listed securities held directly or through funds. All the equity portfolios are in developed markets. As experienced in recent years, the equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.

Funds Withheld Asset

The transfer of certain historical reinsurance business to Converium was effected as of July 1, 2001 by means of the Quota Share Retrocession Agreement with Zurich Financial Services. In addition, on that date, the Funds Withheld Asset was established. Its initial balance was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits) on the business to which the Quota Share Retrocession Agreement applies. As of June 30, 2004, the Funds Withheld Asset was US$ 1,370.5 million. The decrease of US$ 160.1 million over 2003 was substantially due to paid claims.

Management’s discussion and analysis
of financial condition and results of operations (continued)

The table below shows the distribution of the Funds Withheld Asset by currency as of June 30, 2004 and December 31, 2003.

	June 30, 2004	December 31, 2003
U.S. dollar	46%	47%

U.K. pound	27%	26%

Euro	23%	23%

Japanese yen	2%	2%

Swiss franc	2%	2%

Total	100%	100%

Weighted average interest rate	5.4%	5.4%

In general, the Funds Withheld Asset is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement, and is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. However, business historically written on the Zurich Insurance Company (“ZIC”) and Zurich International Bermuda Ltd (“ZIB”) balance sheets is being renewed and written on the Converium balance sheet. As a result, we will generate operating cash flow from the new and renewal business written by Converium, which will be invested in accordance with our approved investment guidelines. We do not expect the Funds Withheld Asset to have a material impact on our liquidity, as we will not be required to access our own liquidity sources for claims under the Quota Share Retrocession Agreement.

Short-term Investments

Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of June 30, 2004, we had short-term investments with a carrying value of US$ 90.2 million, representing 1.1% of our total investment portfolio, including cash and cash equivalents. Short-term investments at December 31, 2003 were US$ 55.8 million or 0.7% of our total investment portfolio, including cash and cash equivalents.

Real Estate and Other Investments

At June 30, 2004, we had real estate held for investment of US$ 127.9 million, consisting primarily of investments in residential and commercial rental properties located in Switzerland. Our direct real estate portfolio represented 1.6% of our total investment portfolio, including cash and cash equivalents.

In addition to these properties, Converium owns a 4.9% participation in PSP Swiss Property AG (an indirect real estate investment, included in equity securities) with a market value of US $82.7 million as of June 30, 2004. The ownership in PSP Swiss Property AG decreased from 7.4% as of December 31, 2003, due to the merger of PSP Swiss Property AG with REG Real Estate Group, another Swiss real estate company, on April 5, 2004.

During the second quarter of 2004, we invested US$ 49.8 million in funds of hedge funds. This investment is included under the caption “Other investments” in the balance sheet.

Premiums Receivable

We had premiums receivable of US$ 2.4 billion at June 30, 2004 compared to US$ 2.0 billion at December 31, 2003, an increase of US$ 349.9 million, or 17.4%. This increase is due to premiums written in 2004. Premiums receivable include those currently due, as well as deferred premiums receivable, which is comprised primarily of accruals on premium balances which have not yet been reported and which are not contractually due to be paid until some time in the future. Current premiums receivable represented 9.4% and 9.1% of total premiums receivable at June 30, 2004 and December 31, 2003, respectively, and accrued premiums receivable represented 90.6% and 90.9%, respectively.

Reinsurance Assets

Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At June 30, 2004, Converium held US$ 557.6 million in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit.

As of June 30, 2004, we had reinsurance recoverables from retrocessionaires of approximately US$ 1.6 billion on paid and unpaid losses and loss adjustment expenses, unearned premium reserves and future life benefits balances, compared to US$ 1.7 billion at December 31, 2003. Recoverables from retrocessionaires relating to contracts in arbitration were 5.8% of equity at June 30, 2004. Allowances of US$ 54.6 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at June 30, 2004, compared to US$ 35.4 million at December 31, 2003.

Management’s discussion and analysis
of financial condition and results of operations (continued)

Deferred Income Taxes

As of June 30, 2004, deferred income tax assets were US$ 82.9 million as compared to US$ 345.1 million at December 31, 2003, a decrease of US$ 262.2 million. The decrease is due to a full valuation allowance established against CRNA’s net deferred income tax assets as of June 30, 2004. See “Second Quarter Developments”. As of June 30, 2004, deferred income tax liabilities were US$ 133.3 million as compared to US$ 158.3 million at December 31, 2003.

Loss and Loss Adjustment Expense Reserves

We had gross loss and loss adjustment expense (“LAE”) reserves of US$ 8.5 billion at June 30, 2004, compared to US$ 7.8 billion at December 31, 2003, an increase of US$ 678.0 million, or 8.6%. The increase in our reserve position is mainly attributable to the recording of US$ 427.7 million of strengthening of prior years’ loss reserves during the first half of 2004. See “Second Quarter Developments”. Loss and loss adjustment expense reserves, net of reinsurance recoverables for paid and unpaid losses were US$ 7.2 billion at June 30, 2004, compared to US$ 6.5 billion at December 31, 2003, an increase of US$ 771.7 million, or 12.0%. Gross reserves for future life benefits were US$ 498.9 million at June 30, 2004 compared to US$ 483.5 million at December 31, 2003.

Shareholders’ Equity

As of June 30, 2004, we had total shareholders’ equity of US$ 1,349.2 million (US$ 33.90 per share) compared to US$ 2,083.3 million (US$ 52.38 per share) as of December 31, 2003, a decrease of US$ 734.1 million (US$ 18.48 per share). This decrease is mainly comprised of the 2004 net loss of US$ 594.3 million, a reduction in net unrealized gains on investments, net of taxes of US$ 86.0 million, due to an increase in interest rates, and US$ 47.9 million of dividends to shareholders paid in the second quarter of 2004.

Converium is fully committed to maintaining a strong capitalization that enables us to continue to execute our strategy. In order to achieve this objective, Converium is currently exploring all options. Converium will specify the full set of capital management measures once the external actuarial reserve study is completed.

Cash Flows and Liquidity Sources

(US$ million)	Six months ended June 30
	2004	2003
Cash provided by operating activities	442.5	572.6

We held cash and cash equivalents of US$ 80.2 million as of June 30, 2004 compared to US$ 280.8 million as of December 31, 2003. Our cash position at June 30, 2004 decreased due to the deployment of a substantial portion of cash into investments in fixed maturity securities.

Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses. Our cash provided by operating activities was US$ 442.5 million for the six months ended June 30, 2004 compared to US$ 572.6 million for the six months ended June 30, 2003, a decrease of US$ 130.1 million, or 22.7%. This decrease was due to the slowing down of new business growth as a result of active cycle management. This decrease also reflects increased claims payment activity.

The charges in the second quarter of 2004 for reserves, deferred income taxes, and impairment of goodwill do not have a current impact on cash provided by operating activities. However, future periods may be affected by higher claim payments on those reserves, offset by lower tax payments (due to net operating loss carry forwards).

Management’s discussion and analysis
of financial condition and results of operations (continued)

Critical Accounting Policies

Our consolidated financial statements include amounts that, either by their nature or due to requirements of accounting principles generally accepted in the United States (US GAAP), are determined using best estimates and assumptions. While we believe that the amounts included in our consolidated financial statements reflect our best judgment, actual amounts could ultimately differ materially from those currently presented in our consolidated financial statements. We believe the items that require the most subjective and complex estimates are:

•	non-life loss and loss adjustment expense reserves

•	collectibility of reinsurance recoverables

•	impairments to the carrying value of our investment portfolio

•	the valuation of our net deferred tax assets

•	impairments of goodwill and other intangible assets

More information regarding the estimates and assumptions required to arrive at the amounts recorded is included in the section entitled “Critical Accounting Policies” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report 2003.

Cautionary note regarding forward-looking statements

This document contains certain forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements. In particular, statements using words such as “expect,” “anticipate,” “intend,” “believe” or words of similar import generally involve forward-looking statements. The specific forward-looking statements cover, among other matters, our reserve position, loss reporting trends and our business and capital plans. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including the following:

•	cyclicality of the reinsurance industry, including the outcome of the external actuarial reserve study

•	uncertainties in our reserving process

•	the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates

•	acts of terrorism and acts of war

•	changes in economic conditions, including interest and currency rate conditions which could affect our investment portfolio

•	actions of competitors, including industry consolidation and development of competing financial products

•	a decrease in the level of demand for our reinsurance or increased competition in our industries or markets

•	the lowering or loss of one of the financial or claims-paying ratings of one or more of our subsidiaries

•	political risks in the countries in which we operate or in which we reinsure risks

•	the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we operate or where our subsidiaries are organized

•	changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy

•	failure of our retrocessional reinsurers to honor their obligations

•	failure to prevail in any current or future arbitration or litigation

•	risks associated with implementing our business strategies and raising additional capital

•	extraordinary events affecting our clients, such as bankruptcies and liquidations

The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect subsequent events or circumstances or to reflect the occurrence of unanticipated events.

The company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will, however, provide investors with perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

Converium Holding AG and Subsidiaries
Interim statements of income (unaudited)

(US$ million, except per share information)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Revenues
Gross premiums written	1,027.6	948.7	2,411.2	2,212.5

Less ceded premiums written	–78.8	–49.4	–163.8	–128.6

Net premiums written	948.8	899.3	2,247.4	2,083.9

Net change in unearned premiums	61.1	13.2	–244.5	–287.1

Net premiums earned	1,009.9	912.5	2,002.9	1,796.8

Net investment income	75.9	66.8	147.8	123.0

Net realized capital gains	12.5	15.8	21.7	7.5

Other income (loss)	3.0	—	2.9	–4.4

Total revenues	1,101.3	995.1	2,175.3	1,922.9

Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	–1,103.8	–677.1	–1,824.7	–1,332.7

Underwriting acquisition costs	–223.3	–183.9	–431.2	–380.5

Other operating and administration expenses	–53.3	–48.0	–104.3	–96.9

Interest expense	–8.8	–8.4	–16.6	–17.0

Impairment of goodwill	–94.0	—	– 94.0	—

Total benefits, losses and expenses	–1,483.2	–917.4	–2,470.8	–1,827.1

(Loss) income before taxes	–381.9	77.7	–295.5	95.8

Income tax expense	–278.1	–18.6	–298.8	–11.2

Net (loss) income	–660.0	59.1	–594.3	84.6

Basic (loss) earnings per share	–16.57	1.48	–14.92	2.12
Diluted (loss) earnings per share	–16.30	1.47	–14.69	2.10

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Interim balance sheets

(US$ million, except share information)

	June 30, 2004	Dec. 31, 2003
	(unaudited)
Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	585.6	500.4

Available-for-sale securities:
Fixed maturities	4,734.4	4,428.2

Equity securities	862.4	840.2

Other investments	203.1	173.5

Short-term investments	90.2	55.8

Total investments	6,475.7	5,998.1

Funds Withheld Asset	1,370.5	1,530.6

Total invested assets	7,846.2	7,528.7

Other assets
Cash and cash equivalents	80.2	280.8

Premiums receivable:
Current	222.0	182.8

Accrued	2,136.2	1,825.5

Reinsurance assets:
Underwriting reserves	1,593.3	1,718.6

Insurance balances receivable, net	215.7	224.0

Funds held by reinsureds	1,560.5	1,374.0

Deferred policy acquisition costs	419.4	380.1

Deferred income taxes	82.9	345.1

Other assets	454.1	495.0

Total assets	14,610.5	14,354.6

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	8,520.8	7,842.8

Unearned premiums, gross	1,678.5	1,467.4

Future life benefits, gross	498.9	483.5

Other reinsurance liabilities	1,256.8	1,087.3

Funds held under reinsurance contracts	489.0	529.8

Deferred income taxes	133.3	158.3

Accrued expenses and other liabilities	293.3	311.6

Debt	390.7	390.6

Total liabilities	13,261.3	12,271.3

Equity
Common stock CHF 10 nominal value, 40,006,217 and 40,006,217 shares issued, respectively (39,803,929 and 39,775,620 shares outstanding, respectively)	253.0	253.0

Additional paid-in capital	1,331.8	1,326.7

Treasury stock (202,288 and 230,597 shares, respectively)	–8.8	–10.0

Unearned stock compensation	–7.7	–6.1

Accumulated other comprehensive income:
Net unrealized gains on investments, net of taxes	59.3	145.3

Cumulative translation adjustments	109.4	116.1

Total accumulated other comprehensive income	168.7	261.4

Retained (deficit) earnings	–387.8	258.3

Total equity	1,349.2	2,083.3

Total liabilities and equity	14,610.5	14,354.6

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries
Interim statements of cash flows (unaudited)

(US$ million)	Six months ended June 30
	2004	2003
Cash flows from operating activities

Net (loss) income	–594.3	84.6

Adjustments for
Net realized capital gains on investments	–21.7	–7.5

Amortization of premium/discount	28.7	21.0

Depreciation and amortization	12.2	15.3

Impairment of goodwill	94.0	—

Total adjustments	113.2	28.8

Changes in operational assets and liabilities
Deferred policy acquisition costs	–43.9	–51.1

Reinsurance assets	130.6	51.0

Funds held by reinsureds	–204.6	–55.7

Funds Withheld Asset	157.0	68.6

Premiums receivable	–368.2	–484.1

Unearned premiums, gross	219.5	280.7

Losses and loss adjustment expenses, gross	707.8	293.7

Future life benefits, gross	21.1	30.2

Funds held under reinsurance contracts	–41.0	26.3

Other reinsurance liabilities	186.7	229.2

Income taxes, net	259.6	21.0

Net changes in all other operational assets and liabilities	–101.0	49.4

Total changes in operational assets and liabilities	923.6	459.2

Cash provided by operating activities	442.5	572.6

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	–92.7	–20.6

Proceeds from sales and maturities of fixed maturities available-for-sale	1,629.2	2,103.4

Purchases of fixed maturities available-for-sale	–1,994.8	–2,710.8

Cash flows from investing activities (fixed maturities)	–458.3	–628.0

Proceeds from sales of equity securities	449.2	28.2

Purchases of equity securities	–520.9	–159.3

Cash flows from investing activities (equity securities)	–71.7	–131.1

Net (increase) decrease in short-term investments	–34.4	183.8

Proceeds from sales of other assets	23.1	6.6

Purchases of other assets	–51.6	–59.7

Cash flows from investing activities (other)	–62.9	130.7

Net cash used in investing activities	–592.9	–628.4

Cash flows from financing activities
Net purchases of common shares	–4.9	–6.8

Dividends to shareholders	–47.9	–29.4

Net cash used in financing activities	–52.8	–36.2

Effect of exchange rate changes on cash and cash equivalents	2.6	9.9

Change in cash and cash equivalents	–200.6	–82.1

Cash and cash equivalents as of January 1	280.8	361.5

Cash and cash equivalents as of June 30	80.2	279.4

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries

Interim statement of changes in equity (unaudited)

(US$ million)

				Unearned	Accumulated
		Additional		stock	other	Retained
	Common	paid-in	Treasury	compen-	comprehensive	earnings	Total
	stock	capital	stock	sation	income	(deficit)	equity
Balance, December 31, 2003	253.0	1,326.7	–10.0	–6.1	261.4	258.3	2,083.3

Net loss	—	—	—	—	—	–594.3	–594.3
Change in net unrealized gains on investments, net of taxes	—	—	—	—	–86.0	—	–86.0
Translation adjustments	—	—	—	—	–6.7	—	–6.7
Total comprehensive loss							–687.0
Dividends to shareholders	—	—	—	—	—	–47.9	–47.9
Transfer to general legal reserve	—	3.9	—	—	—	–3.9	—
Purchases of common shares	—	—	–4.9	—	—	—	–4.9
Releases of common shares from treasury	—	–5.8	6.1	—	—	—	0.3
Net amortization of stock compensation	—	7.0	—	–1.6	—	—	5.4

Balance, June 30, 2004	253.0	1,331.8	–8.8	–7.7	168.7	–387.8	1,349.2

The notes to the interim financial statements are an integral part of these financial statements.

Converium Holding AG and Subsidiaries

Notes to the interim financial statements (unaudited)

Schedule of segment data
(US$ million)

	Standard Property &
	Casualty Reinsurance		Specialty Lines
Three months ended June 30	2004	2003	2004	2003
Gross premiums written	352.9	418.4	566.7	451.2

Less ceded premiums written	–36.0	–17.3	–29.4	–42.7

Net premiums written	316.9	401.1	537.3	408.5

Net change in unearned premiums	99.9	—	–65.7	6.7

Net premiums earned	416.8	401.1	471.6	415.2

Total investment results	34.5	33.0	47.7	43.4

Revenues	451.3	434.1	519.3	458.6

Losses, loss adjustment expenses and life benefits	–383.8	–261.3	–631.1	–342.4

Underwriting acquisition costs	–98.4	–93.0	–93.2	–76.0

Other operating and administration expenses	–20.6	–19.1	–19.3	–19.2

Benefits, losses and expenses	–502.8	–373.4	–743.6	–437.6

Segment (loss) income	–51.5	60.7	–224.3	21.0

Other income

Interest expense

Impairment of goodwill

(Loss) income before taxes

Income tax expense

Net (loss) income
Ratios
Loss ratio (Losses divided by net premiums earned)	92.1%	65.1%	133.8%	82.5%

Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	23.6%	23.2%	19.8%	18.3%

Administration expense ratio (Other operating and administration expenses divided by net premiums written)	6.5%	4.8%	3.6%	4.7%

Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	122.2%	93.1%	157.2%	105.5%

Converium Holding AG and Subsidiaries

Notes to the interim financial statements (unaudited)

Schedule of segment data
(US$ million)

	Total
	Non-life consolidated		Life & Health Reinsurance		Corporate Center		Total consolidated
Three months ended June 30	2004	2003	2004	2003	2004	2003	2004	2003
Gross premiums written	919.6	869.6	108.0	79.1	—	—	1,027.6	948.7

Less ceded premiums written	–65.4	–60.0	–13.4	10.6	—	—	–78.8	–49.4

Net premiums written	854.2	809.6	94.6	89.7	—	—	948.8	899.3

Net change in unearned premiums	34.2	6.7	26.9	6.5	—	—	61.1	13.2

Net premiums earned	888.4	816.3	121.5	96.2	—	—	1,009.9	912.5

Total investment results	82.2	76.4	6.2	6.2	—	—	88.4	82.6

Revenues	970.6	892.7	127.7	102.4	—	—	1,098.3	995.1

Losses, loss adjustment expenses and life benefits	–1,014.9	–603.7	–88.9	–73.4	—	—	–1,103.8	–677.1

Underwriting acquisition costs	–191.6	–169.0	–31.7	–14.9	—	—	–223.3	–183.9

Other operating and administration expenses	–39.9	–38.3	–6.1	–2.4	–7.3	–7.3	–53.3	–48.0

Benefits, losses and expenses	–1,246.4	–811.0	–126.7	–90.7	–7.3	–7.3	–1,380.4	–909.0

Segment (loss) income	–275.8	81.7	1.0	11.7	–7.3	–7.3	–282.1	86.1

Other income							3.0	—

Interest expense							–8.8	–8.4

Impairment of goodwill							–94.0	—

(Loss) income before taxes							–381.9	77.7

Income tax expense							–278.1	–18.6

Net (loss) income							–660.0	59.1

Ratios
Loss ratio (Losses divided by net premiums earned)	114.2%	74.0%

Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	21.6%	20.7%	26.1%	15.5%

Administration expense ratio (Other operating and administration expenses divided by net premiums written)	4.7%	4.7%	6.4%	2.7%

Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	140.5%	99.4%

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited)

Schedule of segment data
(US$ million)

	Standard Property &
	Casualty Reinsurance		Specialty Lines
Six months ended June 30	2004	2003	2004	2003
Gross premiums written	1,076.1	1,000.9	1,070.4	988.8
Less ceded premiums written	–87.6	–60.2	–54.8	–57.9

Net premiums written	988.5	940.7	1,015.6	930.9
Net change in unearned premiums	–128.3	–153.5	–98.7	–107.4

Net premiums earned	860.2	787.2	916.9	823.5
Total investment results	67.2	52.2	90.1	68.5

Revenues	927.4	839.4	1,007.0	892.0

Losses, loss adjustment expenses and life benefits	–685.0	–518.6	–969.9	–665.9
Underwriting acquisition costs	–191.3	–173.7	–188.4	–167.0
Other operating and administration expenses	–42.2	–37.3	–34.4	–36.9

Benefits, losses and expenses	–918.5	–729.6	–1,192.7	–869.8

Segment income (loss)	8.9	109.8	–185.7	22.2
Other income (loss)
Interest expense
Impairment of goodwill
(Loss) income before taxes
Income tax expense
Net (loss) income
At June 30, 2004
Reinsurance assets – underwriting reserves	526.5		946.8
Losses and loss adjustment expenses, gross	3,459.9		4,869.5
Future life benefits, gross	—		—
Ratios
Loss ratio (Losses divided by net premiums earned)	79.6%	65.9%	105.8%	80.9%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	22.2%	22.1%	20.5%	20.3%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	4.3%	4.0%	3.4%	4.0%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	106.1%	92.0%	129.7%	105.2%

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited)

Schedule of segment data
(US$ million)

	Total
	Non-life consolidated		Life & Health Reinsurance		Corporate Center		Total consolidated
Six months ended June 30	2004	2003	2004	2003	2004	2003	2004	2003
Gross premiums written	2,146.5	1,989.7	264.7	222.8	—	—	2,411.2	2,212.5
Less ceded premiums written	–142.4	–118.1	–21.4	–10.5	—	—	–163.8	–128.6

Net premiums written	2,004.1	1,871.6	243.3	212.3	—	—	2,247.4	2,083.9
Net change in unearned premiums	–227.0	–260.9	–17.5	–26.2	—	—	–244.5	–287.1

Net premiums earned	1,777.1	1,610.7	225.8	186.1	—	—	2,002.9	1,796.8
Total investment results	157.3	120.7	12.2	9.8	—	—	169.5	130.5

Revenues	1,934.4	1,731.4	238.0	195.9	—	—	2,172.4	1,927.3

Losses, loss adjustment expenses and life benefits	–1,654.9	–1,184.5	–169.8	–148.2	—	—	–1,824.7	–1,332.7
Underwriting acquisition costs	–379.7	–340.7	–51.5	–39.8	—	—	–431.2	–380.5
Other operating and administration expenses	–76.6	–74.2	–10.8	–6.5	–16.9	–16.2	–104.3	–96.9

Benefits, losses and expenses	–2,111.2	–1,599.4	–232.1	–194.5	–16.9	–16.2	–2,360.2	–1,810.1

Segment income (loss)	–176.8	132.0	5.9	1.4	–16.9	–16.2	–187.8	117.2
Other income (loss)							2.9	–4.4
Interest expense							–16.6	–17.0
Impairment of goodwill							–94.0	—

(Loss) income before taxes							–295.5	95.8
Income tax expense							–298.8	–11.2

Net (loss) income							–594.3	84.6

At June 30, 2004
Reinsurance assets-underwriting reserves	1,473.3		120.0				1,593.3
Losses and loss adjustment expenses, gross	8,329.4		191.4				8,520.8
Future life benefits, gross	—		498.9				498.9
Ratios
Loss ratio (Losses divided by net premiums earned)	93.1%	73.5%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	21.4%	21.2%	22.8%	21.4%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	3.8%	4.0%	4.4%	3.1%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	118.3%	98.7%

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited-continued)

1. Basis of preparation

The interim financial statements for Converium Holding AG and subsidiaries (“Converium” or “the Company”) have been prepared on the basis of United States generally accepted accounting principles for interim financial information. Accordingly, such financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2004, as interim results may be affected by several factors including, but not limited to, changes in the economic environment and catastrophic losses. These interim financial statements should be read in conjunction with the audited financial statements of Converium for the year ended December 31, 2003. Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The most significant estimates include those used in determining reserves for non-life loss and loss adjustment expenses, premium accruals and deferred policy acquisition costs, reinsurance recoverables, impairments, income taxes, and commitments and contingencies.

2. New accounting pronouncements

Statement of Position (“SOP”) 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts”

In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts”. The SOP is effective for financial statements for fiscal years beginning after December 15, 2003, with earlier adoption encouraged. The SOP may not be applied retroactively to prior years’ financial statements, and initial application should be as of the beginning of an entity’s fiscal year. This SOP did not have a material impact on Converium’s consolidated financial condition or results of operations. See Note 6 for additional information.

SFAS 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88, and 106”

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88 and 106”. This Statement retains the disclosures required by SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88, and 106”, which standardized the disclosure requirements for pensions and other postretirement benefits to the extent practicable and requires additional information on changes in the benefit obligations and fair values of plan assets. Additional disclosures have been added in response to concerns expressed by users of financial statements; those disclosures include information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. This statement is effective for financial statements with fiscal years ending after December 15, 2003, with interim-period disclosures effective for interim periods beginning after December 15, 2003. See Note 8 for additional information.

FASB Interpretation 46, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51”

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” (“FIN 46”), which requires an enterprise to assess whether consolidation of an entity is appropriate based upon its interests in a variable interest entity (“VIE”). A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The initial determination of whether an entity is a VIE shall be made on the date at which an enterprise becomes involved with the entity. An enterprise shall consolidate a VIE if it has a variable interest that will absorb a majority of the VIE’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. FIN 46 was effective immediately for new VIEs established or purchased subsequent to January 31, 2003. The adoption of FIN 46 did not have a material impact on Converium’s consolidated financial condition or results of operations, as there were no VIEs identified which required consolidation.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited-continued)

In December 2003, the FASB issued a revised version of FIN 46 (“FIN 46(R)”), which incorporates a number of modifications and changes made to the original version. FIN 46(R) replaces the previously issued FIN 46 and, subject to certain special provisions, is effective no later than the end of the first reporting period that ends after December 15, 2003 for entities considered to be special-purpose entities and no later than the end of the first reporting period that ends after March 15, 2004 for all other VIEs. Early adoption is permitted. Converium adopted FIN 46(R) at December 31, 2003. The adoption of FIN 46(R) did not result in the consolidation of any VIEs.

Converium has performed an evaluation of the catastrophic protection counter-party agreement with Helix 04 Limited, issued in the second quarter of 2004, to establish whether Converium is the primary beneficiary of the VIE which issued the securities. Management has concluded that Converium is not the primary beneficiary of the VIE (See Note 7).

3. Second Quarter Developments

In the second quarter of 2004, Converium recorded pre-tax charges of US$ 748.5 million, as described below.

Reserve development

The following table presents the net adverse (favorable) reserve development for each of Converium’s non-life segments:

	Three months ended June 30		Six months ended June 30
(US$ million)	2004	2003	2004	2003
Standard Property & Casualty Reinsurance	96.0	–23.5	106.1	–34.2
Specialty Lines	288.7	20.1	321.6	42.1
Total non-life reinsurance	384.7	–3.4	427.7	7.9

Converium has experienced significant adverse development in its US casualty reinsurance lines for the last several years. Since 2001, Converium has recorded a total of US$ 668.5 million of additional provisions on its non-life business (2001: US$ 123.6 million; 2002: US$ 148.5 million; 2003: US$ –31.3 million; and first half of 2004: US$ 427.7 million). In 2003, the positive development of US$ 31.3 million consisted of positive development on property lines (US$ 113.5 million) and aviation and space (US$ 102.2 million), offset by adverse development on workers’ compensation and professional liability and other special liability lines (US$ 120.3 million) and the motor and general third party liability lines (US$ 64.1 million). The reserve releases in 2003 were primarily from the 2002 underwriting year, while the US business written in 1997 to 2001 mostly saw continued strengthening.

On April 29, 2004, Converium announced that first quarter reported losses from prior year US casualty business had exceeded expected loss emergence. In that release, Converium also stated the expectation that the volatility of longer-tail risks is likely to persist for some time. In the first quarter of 2004, the continuing reserve volatility of old underwriting years resulted in strengthening of prior years’ loss reserves of US$ 43.0 million, consisting of US$ 10.1 million in the Standard Property & Casualty Reinsurance segment (primarily from the Western European motor book) and US$ 32.9 million in the Specialty Lines segment (primarily from the US professional liability and other special liability lines).

This adverse loss reporting trend has continued and accelerated in the second quarter of 2004. In response to the loss development observed in the first and second quarters of 2004, Converium has initiated additional reviews of its US business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. The Chief Executive Officer and Chief Technical Officer have conducted underwriting reviews on treaty accounts and lines of business with material loss experience to supplement the claims audits and actuarial reserve reviews that Converium conducts in its ordinary course of business. Through the date of this report, it is performing additional claims audits and actuarial reserve reviews of the largest and most significant ceding companies in order to obtain more information to refine the estimate of the ultimate loss reserves for this book of business. These claims audits and actuarial reserve reviews will continue into the third quarter of 2004. As part of this review and to assist with its assessment, Converium commissioned a leading firm of consulting actuaries to conduct an external actuarial study of the company’s reserves held in respect of the Zurich and New York businesses.

When deriving its estimates of ultimate losses and its selection of loss development patterns as of June 30, 2004, Converium has reflected the accelerated claims development in the more recent periods. Based upon Converium’s ongoing analysis to date, in the second quarter of 2004, Converium recorded strengthening of prior years’ loss reserves of US$ 384.7 million, consisting of US$ 96.0 million in the Standard Property & Casualty Reinsurance segment and US$ 288.7 million in the Specialty Lines segment. In the Standard Property & Casualty Reinsurance segment, the reserve strengthening primarily related to general third party liability lines in the US (US$ 99.3 million). In the Specialty Lines segment, the reserve strengthening arose primarily from the professional liability and other special liability lines, in particular umbrella, professional liability and excess & surplus lines of business in the US (US$ 265.2 million), related to accident years 1997 through 2001.

Based upon information obtained from Converium’s continuing analysis, including the results of the external actuarial reserve study, and the completion of the claims audits, Converium will update its estimate of its loss reserve position and potential loss exposure

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited-continued)

and, if the new information indicates the need for further adjustment, it will be recorded in the third quarter of 2004. Based upon the information currently available, Converium does not expect further material strengthening of its loss reserve position.

Income taxes

Converium’s consolidated income tax expense for the three months ended June 30, 2004 reflects an additional expense of US$ 269.8 million, related to the establishment of a full valuation allowance against the net deferred income tax balances previously carried at Converium Reinsurance (North America) Inc. (“CRNA”). CRNA is the legal entity where the majority of the reserve strengthening has occurred.

As required under SFAS No. 109, “Accounting for Income Taxes”, Converium is required to assess if it is more likely than not that some or all of the net deferred tax assets will not be realized. In making this assessment, reference is made to, among other things, historical losses. Therefore, a full valuation allowance has been established against CRNA’s net deferred tax assets as of June 30, 2004. CRNA may offset future taxable income against the existing net operating loss carryforwards, resulting in no US federal tax expense on such income until such time as the net operating losses are utilized or expire.

As of June 30, 2004, Converium’s valuation allowance was US$ 455.6 million, comprising net operating loss carryforwards (US$ 313.1 million), loss reserve discount (US$ 133.9 million), and other temporary differences, net (US$ 8.6 million). As of December 31, 2003, the valuation allowance was US$ 47.9 million, all of which related to net operating loss carryforwards.

As of June 30, 2004, Converium had total net operating loss carryforwards of US$ 959.1 million available to offset future taxable income of certain branches and subsidiaries. The majority of these net operating loss carryforwards relate to CRNA and expire in the years 2020 through 2024.

Converium will continue to monitor its tax position and reassess the need for a full valuation allowance on its net deferred tax assets on a periodic basis. Realization of the deferred tax asset related to net operating loss carryforwards is dependent upon generating sufficient taxable income within specified future periods.

Goodwill and other intangible assets

SFAS No. 142, “Goodwill and Other Intangible Assets”, requires impairment testing of goodwill annually or more regularly if any event or change in business circumstances occurs which would indicate that the carrying value of goodwill may be impaired. Due to the reserving actions taken in the second quarter of 2004 in respect of prior year development in the Specialty Lines segment’s business written in North America, and a subsequent decision to take a full valuation allowance against the net deferred tax asset at Converium Reinsurance (North America) Inc., a goodwill impairment test has been conducted to assess the fair value of the reporting units at that date. As a result of this assessment, an impairment charge of US$ 94.0 million has been recorded in the second quarter of 2004.

SFAS No. 142 also requires that useful lives for intangible assets other than goodwill be reassessed and the remaining amortization periods be adjusted accordingly. There are no intangible assets recorded on the Converium Reinsurance (North America) Inc. balance sheet as of June 30, 2004 in respect of any business segment or reporting unit; therefore there is no requirement to perform impairment testing on intangible assets.

The remaining balance of goodwill and other intangible assets as of June 30, 2004 was US$ 76.8 million, which relates to Converium AG’s strategic investments in Global Aerospace Underwriting Managers Limited (“GAUM”) and MDU Services Ltd. As of June 30, 2004, both of these companies have continued to perform in line with management’s expectations.

Ratings and regulatory issues

On July 20, 2004, Standard & Poor’s Ratings Services lowered its long-term counterparty credit and insurer financial strength ratings on Converium AG and its main operating subsidiaries (collectively referred to as Converium) to “A–” from “A”. In addition, Standard & Poor’s lowered its long-term counterparty credit and senior unsecured debt ratings on Converium Holdings (North America) Inc. to “BBB–” from “BBB”, and junior subordinated debt rating on Converium Finance S.A. to “BBB” from “BBB+”. At the same time, all ratings were placed on CreditWatch with negative implications. Standard & Poor’s will also reassess the status (currently core) of Converium Reinsurance (North America) Inc. in the Converium Group. This could result in a lowering of the rating on Converium Reinsurance (North America) Inc. below that of the other core companies.

Also, on July 20, 2004, A.M. Best downgraded the financial strength ratings of Converium AG and its rated core subsidiaries (collectively referred to as Converium) to “A–” from “A”. At the same time, it downgraded all issuer credit ratings and related debt issues and placed all ratings under review with negative implications. In addition, A.M. Best is reviewing the core status of Converium Reinsurance (North America) Inc. and Converium Insurance (North America) Inc. (“CINA”).

Converium is fully committed to maintaining a strong capitalization that enables us to continue to execute its strategy. In order to achieve this objective, Converium is currently exploring all options. Converium will specify the full set of capital management measures once the external actuarial reserve study is completed.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited-continued)

Converium has reviewed its contracts for implications of a ratings downgrade. Based upon a preliminary analysis, the significant majority of its contracts that contain a ratings provision are triggered at a rating level below “A–.” In addition, the Company is reviewing its contracts for implications of decreases to certain statutory surplus levels.

Ratings and surplus triggers typically give rise to a right of termination in favor of the cedent that allows the cedent to terminate the contract on a prospective basis from the date of termination. However, as a commercial matter, the cedent and reinsurer generally renegotiate the terms of the contract. In renegotiating the contract terms, cedents will typically require the reinsurer to post collateral to secure the obligations under the contract.

4. Foreign currency translation and transactions

Table 4.1 summarizes the principal exchange rates that have been used for translation purposes (US dollar per foreign currency unit). Net realized gains (losses) on foreign currency transactions were immaterial for the three and six months ended June 30, 2004 and 2003, respectively.

Table 4.1
Exchange rates

	Balance sheets		Statements of income and cash flows
	June 30, 2004	December 31, 2003	June 30, 2004	June 30, 2003
UK pound	1.8135	1.7804	1.8220	1.6107
Euro	1.2167	1.2531	1.2275	1.1047
100 Japanese yen	0.9165	0.9352	0.9226	0.8420
Swiss franc	0.7985	0.8033	0.7904	0.7404

5. Investments

Table 5.1
Net investment income

	Three months ended June 30		Six months ended June 30
(US$ million)	2004	2003	2004	2003
Investment income:
Fixed maturities	47.8	35.3	94.0	65.9
Equity securities	7.1	5.8	9.2	7.8
Funds Withheld Asset	19.0	22.3	39.3	43.8
Other, net of expenses	2.0	3.4	5.3	5.5

Net investment income	75.9	66.8	147.8	123.0

Table 5.2
Net realized capital gains (losses)

	Three months ended June 30		Six months ended June 30
(US$ million)	2004	2003	2004	2003
Fixed maturities:
Realized capital gains	4.0	17.8	8.6	26.1
Realized capital losses	–6.2	–1.7	–7.4	–3.8
Equity securities:
Realized capital gains	17.4	3.7	25.9	5.2
Realized capital losses	—	—	–0.8	–0.1
Write-down of impaired investments	–1.5	–6.1	–2.6	–21.9
Other	–1.2	2.1	–2.0	2.0

Net realized capital gains (losses)	12.5	15.8	21.7	7.5

In the second quarter of 2004, Converium realized capital gains of US$ 16.5 million from rebalancing certain equity investments. In second quarter of 2003, Converium realized capital gains of US$ 16.0 million on sales of fixed income investments in order to reduce the duration of Converium’s bond portfolio. Included in the impairment charges in the six months ended June 30, 2003 were US$ 19.5 million related to Converium’s equity securities portfolio and US$ 2.4 million related to its real estate portfolio.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited-continued)

Table 5.3
Investments in fixed maturities and equity securities

	Cost or		Gross		Gross		Estimated
	amortized cost		unrealized gains		unrealized losses		fair value
	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31
(US$ million)	2004	2003	2004	2003	2004	2003	2004	2003
Held-to-maturity
Fixed maturities:
Transferred in:
US government	288.2	294.0	0.2	6.2	–15.6	—	272.8	300.2
Other governments	13.7	14.0	—	0.1	–0.2	—	13.5	14.1
Newly invested:
US government	170.6	169.8	—	1.8	–3.3	—	167.3	171.6
Other governments	113.1	22.6	—	—	–3.8	–0.8	109.3	21.8

Total held-to-maturity	585.6	500.4	0.2	8.1	–22.9	–0.8	562.9	507.7

Available-for-sale
Fixed maturities:
US government	1,955.6	1,728.0	6.2	13.6	–32.6	–8.0	1,929.2	1,733.6
Other governments	1,392.1	1,163.4	2.8	3.8	–13.1	–2.6	1,381.8	1,164.6
Corporate and other debt securities	578.9	671.6	4.1	12.7	–6.4	–3.4	576.6	680.9
Mortgage and asset-backed securities	852.3	839.4	3.4	11.5	–8.9	–1.8	846.8	849.1

Total	4,778.9	4,402.4	16.5	41.6	–61.0	–15.8	4,734.4	4,428.2
Equity securities	770.8	745.7	95.1	96.2	–3.5	–1.7	862.4	840.2

Total available-for-sale	5,549.7	5,148.1	111.6	137.8	–64.5	–17.5	5,596.8	5,268.4

6. Guaranteed Minimum Death Benefit (GMDB)

Converium assumed certain retrocession liability with regard to Guaranteed Minimum Death Benefit (GMDB) features attached to variable annuity policies written in the United States. These treaties are all in run-off and cover in total 1.7 million policies that were issued mainly in the late 1990’s and that incorporate various benefit types originating from different primary insurers. Claims occur in the event of death if a policy is in-the-money, which means that the GMDB exceeds the account balance. Under these circumstances, the difference between the GMDB and the account balance or the GMDB and the cash surrender value becomes due, depending on the definition of the underlying reinsurance agreements.

The following types of Guaranteed Minimum Death Benefits are covered:

•	Return of premium: The GMDB is the amount of total deposits adjusted for partial withdrawals, if any.

•	Ratchet: After a given number of years, the GMDB is adjusted to the greater of the current death benefit and the current account balance. Most common is a 1-year ratchet, meaning that the GMDB is adjusted annually on the policy’s anniversary date.

•	Rollup: The GMDB increases each year from the initial premium adjusted for later deposits and partial withdrawals by a fixed percentage. Rollup guarantees reinsured under Converium’s agreements grant an annual accumulation percentage between 3% and 7%. In many products, especially for higher rollup percentages, an upper limit applies (e.g. 200% of the paid policyholder premium adjusted for later deposits and partial withdrawals).

•	Reset: After a given number of years, the GMDB is adjusted to the current account balance. This means that the GMDB can be reduced but often not below the paid-up premium (adjusted for later deposits and partial withdrawals).

•	Combinations of the above.

Guarantees that increase over the time are, for a majority of the assumed business, only applied up to a certain age (e.g. 85). For the majority of the portfolio, a maximum death benefit age exists and as a consequence, Converium will be off the risk afterwards.

Converium does not hold any contract holder funds. These assets remain with the originating ceding companies.

The GMDB liability is determined each period based on the information provided by Converium’s ceding companies. The current account value, the guaranteed death benefit and details of the covered benefit types are taken into consideration for the evaluation of the net amount at risk (NAR) and the expected future liability. The liability according to SOP 03-1 is estimated at the end of the reporting period.

For the evaluation of the liabilities, Converium uses an actuarial model that considers 1,000 stochastically generated investment performance scenarios. The mean performance assumed for equities is 9.6% and the mean performance for other

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited-continued)

investment types such as bonds and cash deposits varies between 4.8% and 5.7%. The corresponding volatility assumptions are 18.3% and 1.5% to 2.2%, respectively. The discount rate used in the model is stochastically generated in line with the other investment scenarios and takes into consideration the current yield level. It is assumed to be an average of 5.7% over the long run. The mortality assumption is 100% of the Annuity 2000 table. Lapse rates vary by duration and range from 6.5% to 20%. Partial withdrawals, either applied pro-rata or on a dollar-for-dollar basis according to the policy conditions, are also considered in the modelling. The corresponding parameter, reflecting the on-average withdrawn amount of the account value, varies by duration and is assumed to range from 2.4% to 7.5% per annum.

As of June 30, 2004, the following values were estimated as described above:

(US$ million)					Gross
					SOP 03-1
Guarantee type	Average age	GMDB	Account Value	NAR	Reserve
Ratchet	65.3	2,287.0	1,892.8	468.2	22.9
Rollup	70.0	616.4	397.2	229.8	19.0
Rollup & ratchet	66.8	113.1	95.9	20.5	0.8
Return of premium	62.9	23.2	22.5	2.8	0.1
Reset	57.6	301.7	306.2	25.2	1.0
Reset & return of premium	59.2	177.9	180.5	9.8	0.4

Total	66.4	3,519.3	2,895.1	756.3	44.2

The table below shows the cash flow and claim reserves balances for the periods shown:

	Three months ended	Six months ended
(US$ million)	June 30, 2004	June 30, 2004
Received reinsurance premium, net of commission and brokerage	0.8	2.1
Paid losses	2.3	6.4

		As of June 30, 2004

Claim reserves (including case reserves and IBNR)		6.7

7. Catastrophe protection

On June 15, 2004, Converium AG announced the successful private placement of US$ 100.0 million of floating rate notes issued by Helix 04 Limited (“Helix 04”), a Bermuda special purpose exempted company. By means of a counter party contract with the issuer, the transaction provides Converium with fully collateralized second and subsequent event protection for North Atlantic hurricane, US earthquake, Japanese earthquake and European windstorm property catastrophe exposures. The notes are triggered only by second and subsequent events in any of the four peril regions during the five-year term of the transaction.

Payments from Helix 04 to Converium AG are based on modeled reinsurance losses on a notional portfolio. In a modeled loss contract, the covered party’s aggregate exposure to each geographical region and type of catastrophe, by line of business, is compared to industry-wide data in order to produce the covered party’s market share of particular loss events by line of business using commercially available natural catastrophe loss simulation modeling software. The software simulates a catastrophe, at various levels of severity, by generating certain probabilistic loss distributions, in order to calculate industry-wide losses and the corresponding losses for the covered party on a “ground-up basis”, by line of business. These losses are then compared to the modeled loss contracts to determine the amount of the covered party’s recovery in respect of such an event.

The Helix 04 contract is first triggered when notional losses reach US$ 150.0 million. The second trigger is hit when notional losses reach US$ 175.0 million. It then pays out according to a sliding scale of notional losses up to US$ 275.0 million. The amount of losses that must be incurred before coverage applies relates to the type of loss event, e.g. earthquake, hurricane or windstorm.

The expected annual cost of Helix 04 to Converium AG is approximately US$ 5.6 million. The annual charge to Converium is not impacted by the occurrence of a loss event that is protected by Helix 04, unlike the prior contract in respect of Trinom, where Converium was required to pay higher amounts for the remainder of the term of the contract. The Helix 04 counter party contract is not treated as reinsurance and accordingly the charge is reflected through other income (loss), although the cost of the counter party contract is amortized over the term of the contract in a manner similar to reinsurance.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited-continued)

8. Employee benefits

The following table shows the net periodic benefit expense for the three and six months ended June 30, 2004 and 2003.

Table 8.1
Net periodic benefit expense

	Three months ended June 30		Six months ended June 30
(US$ million)	2004	2003	2004	2003
Service cost	2.2	1.5	4.4	3.0
Interest cost	0.7	0.7	1.5	1.3
Expected return on plan assets	–0.8	–0.7	–1.6	–1.2
Employee contributions	–0.8	–0.6	–1.6	–1.1
Amortization of transition obligation	—	0.2	—	0.3
Amortization of actuarial losses	—	—	—	0.1
Amortization of past service cost	–0.1	—	–0.1	—

Net periodic benefit expense	1.2	1.1	2.6	2.4

9. Shareholders’ equity

At its Annual General Meeting on April 27, 2004, Converium Holding AG amended its Articles of Incorporation to the following effect:

(a) Authorized share capital

The Board of Directors is authorized, on or before April 27, 2006, to increase the share capital by the issue up to a maximum of 4,000,000 fully paid-up registered shares each of CHF 10 nominal value amounting to a maximum of CHF 40,000,000. An increase in partial amounts is permitted. The date of issue of new shares, their issue price, the type of payment, the date of the entitlement to dividends and the details of a contribution in kind or an acquisition of assets, if any, will be determined by the Board of Directors.

(b) Contingent share capital

The previously available contingent share capital for use in conjunction with the employee participation plans has been replaced by a contingent share capital for option rights and/or conversion rights for a number of 4 million shares or CHF 40,000,000 in nominal share capital.

10. Global Aerospace Underwriting Managers Limited (GAUM)

In February 2004, Converium AG finalized a Sale and Purchase Agreement with Royal and Sun Alliance (“RSA”) to acquire a further 5.1% stake in GAUM, which increased its overall stake to 30.1%. Included within the Sale and Purchase agreement is a requirement for Converium AG to replace an existing loan from RSA in the amount of £ 2.5 million ($4.5 million). For the 2004 underwriting year, Converium has committed 27.25% of the overall pool’s capacity of the aviation risks managed by GAUM, compared to 25% for the 2003 underwriting year.

11. Commitments and contingencies

Converium Rückversicherung (Deutschland) AG, Germany has an outstanding commitment of Euro 30 million (US$ 36.6 million) to fund an investment in a Morgan Stanley Real Estate Fund (Eurozone Office Fund), a Fonds Commun de Placement under Luxembourg Law. The manager can call this commitment at any time during the commitment period to fund working capital needs or the purchase of new investments.

All American Life Insurance Company Arbitration

The arbitration initiated on December 23, 2002 by CRNA and CINA against All American Life Insurance Company (“All American”), which was previously reported, has been settled. In May 2004, the parties to the dispute, which concerned a reinsurance treaty provided by All American, agreed to settle the matter with a full and final commutation of the treaty in exchange for a commutation payment by All American. Incurred losses of US$ 9.2 million have been recorded in the second quarter of 2004 to reflect this commutation.

Converium Holding AG and Subsidiaries
Notes to the interim financial statements (unaudited-continued)

Continental Casualty Company Arbitration

In December 2002, Continental Casualty Company (“Continental”) and CRNA each demanded arbitration from the other to resolve a dispute arising from a retrocessional contract pursuant to which Continental reinsured CRNA for 50% of certain accident and health exposures CRNA assumed from a third party insurer. The dispute arose in October 2002 when Continental asserted that the third-party insurer had violated the reinsurance agreement with CRNA in such a way that might give rise to defenses under the reinsurance agreement.

Effective June 2004, Continental and CRNA entered into an Assignment of Rights, Limited Indemnity and Cooperation Agreement (the “Assignment Agreement”) pursuant to which the parties agreed to withdraw their respective demands for arbitration with prejudice. The Assignment Agreement enables Continental, with the cooperation of CRNA, to assert its defenses directly against the insurer and indemnifies CRNA for monetary liability or expenses it incurs resulting from CRNA’s cooperation or Continental’s assertion of its defenses.

US Life Insurance Co. Arbitration

On November 29, 1999, US Life Insurance Company (“US Life”) initiated an arbitration proceeding against Superior National Insurance Companies in Liquidation, CINA and Centre Insurance Company. US Life seeks to rescind a multi-year quota share reinsurance contract effective May 1, 1998 on the basis that material misrepresentations and omissions were allegedly made in procuring that contract. Inception-to-date amounts ceded by Converium to the contract through June 30, 2004 are US$ 54.0 million premiums earned, US$18.1 million commissions earned and US$106.5 million losses incurred. All discovery in this matter closed in November 2002, and arbitration hearings commenced in late 2002 and continued in 2003. These hearings did not conclude the arbitration and the arbitrators advised that additional dates necessary to conclude the arbitration were not available until the second half of 2004. The hearings recommenced in July 2004 and are currently expected to continue in August and September 2004. Based on the information available to date, we are unable to predict CINA’s chances of prevailing in this action. While Converium believes that it has a strong case against US Life for full reinsurance coverage in accordance with the contract, at this stage of the proceedings it is not possible to make any determination regarding the potential outcome of the arbitration.

12. Earnings per share

Converium Holding AG has purchased 100,000 shares during the first half of 2004 related to share-based compensation plans.

The following shows the components of the earnings per share calculation:

	Three months ended June 30		Six months ended June 30
(in millions, except per share information)	2004	2003	2004	2003
Net (loss) income	–660.0	59.1	–594.3	84.6
Average shares outstanding (millions)	39.8	39.8	39.8	39.9
Average diluted shares outstanding (millions)	40.5	40.3	40.5	40.3
Basic (loss) earnings per share	–16.57	1.48	–14.92	2.12
Diluted (loss) earnings per share	–16.30	1.47	–14.69	2.10

The per share (after-tax) impact of the charges described in Note 3 for reserve adjustments, income taxes and impairment of goodwill were as follows:

	Three months ended June 30		Six months ended June 30
(in millions, except per share information)	2004	2003	2004	2003
Basic loss per share	–18.68	—	–18.67	—
Diluted loss per share	–18.37	—	–18.38	—

Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive.

Converium Holding AG
Baarerstrasse 8
6300 Zug
Switzerland
Phone +41 1 639 9335
Fax +41 1 639 9334

Converium AG
General Guisan-Quai 26
P.O. Box 8022
Zurich
Switzerland
Phone +41 1 639 9393
Fax +41 1 639 9090

Converium Rückversicherung (Deutschland) AG
Clever Strasse 36
50668 Cologne
Germany
Phone +49 221 539 0
Fax +49 221 539 2022

Converium Reinsurance (North America) Inc.
Corporate Office
One Chase Manhattan Plaza
New York, NY 10005
US
Phone +1 212 898 5000
Fax +1 212 898 5052

www.converium.com

Converium Holding Ltd, Zug

Zug, Switzerland — July 27, 2004 — Converium today reports on its financial results for the second quarter 2004.

Converium has resolutely addressed its pre-IPO legacy issues by strengthening reserves for prior years’ US casualty business to the amount of US$ 385 million. This reserve action triggers impairments of deferred tax assets (US$ 270 million net) and goodwill (US$ 94 million). Converium’s current and more recent underwriting years continue to perform strongly.

Second quarter 2004 highlights

• Operating loss1:	US$ –300.4 million
• Impact from reserve strengthening:	US$ –384.7 million
• Net loss:	US$ –660.0 million
• Gross premiums written:	US$ 1,027.6 million
• Non-life combined ratio:	140.5%
• Impact from reserve strengthening:	43.3%
• Non-life combined ratio pre-adjustment:	97.2%
• Total investment income yield:	4.4%
• Shareholders’ equity:	US$ 1,349.2 million
• Cash flows:	US$ 213.9 million

First half 2004 highlights

• Operating loss1:	US$ –223.2 million
• Impact from reserve strengthening:	US$ –427.7 million
• Net loss:	US$ –594.3 million
• Gross premiums written:	US$ 2,411.2 million
• Non-life combined ratio:	118.3%
• Impact from reserve strengthening:	24.1%
• Non-life combined ratio pre-adjustment:	94.2%
• Total investment income yield:	4.3%
• Shareholders’ equity:	US$ 1,349.2 million
• Cash flows:	US$ 442.5 million

As announced on July 20, 2004, Converium experienced continuing higher than modeled US casualty loss emergence, primarily related to the underwriting years 1997 to 2001. Against this backdrop, Converium initiated a detailed internal review of its US casualty book in the second quarter of 2004. This review is based on an integrated approach combining underwriting, claims management, actuarial pricing, and reserving perspectives. The results to date have prompted Converium to bolster reserves for US general liability and specialty liability lines of business — in particular umbrella, professional liability, and excess & surplus lines2 — by US$ 384.7 million. As part of this review and to assist with its assessment, Converium has commissioned a leading firm of consulting actuaries to conduct an external actuarial study of the Company’s reserves held in respect of the Zurich and New York businesses. The study will be completed before the end of August.

1	Operating (loss) income is defined as pre-tax (loss) income excluding pre-tax net realized capital gains or losses and impairment of goodwill.

2	Excess & surplus lines are defined as long-tail, high-hazard severity coverage that standard line carriers or underwriters do not provide. The definition differs from carrier to carrier and changes according to market conditions and supply/demand developments. Umbrella liability policies provide additional insurance protection above other insurance policies. They are very long-tailed as the protection of the underlying policies needs to be used up before umbrella limits can be utilized.

1

These reserve actions triggered net impairments of US$ 269.8 million of deferred tax assets and US$ 94.0 million of goodwill; both impairments affect the balance sheet of Converium Reinsurance (North America) Inc.

The reserve strengthening, the impairments of intangible balance sheet positions, and additional changes in Converium’s equity resulted in a reduction of US$ 409.4 million of Converium’s total tangible equity since year-end 2003.

Total tangible equity3

	June 30,	December 31,
	2004
In US$ million	(unaudited)	2003	2002	2001
Total equity	1,349.2	2,083.3	1,738.0	1,570.8
Net deferred income taxes	+50.4	–186.8	–257.9	–193.9
Goodwill	–49.2	–140.2	–117.6	–112.0
Other intangible assets	–27.6	–24.1	—	—

Total tangible equity	1,322.8	1,732.2	1,362.5	1,264.9
- change	–409.4	+369.7	+97.6	n.m.

Converium is fully committed to maintaining a strong capitalization that enables us to continue to execute our post-IPO strategy. In order to achieve this objective, Converium is currently exploring all options. The spectrum includes measures to de-leverage and de-risk Converium’s balance sheet resulting in reduced capital requirements and transactions that would strengthen the capital base.

More specifically, Converium is taking the following actions in order to reduce capital consumption:

•	Converium will decrease investments in equity securities and re-classify certain OECD government bonds from available-for-sale to held-to-maturity. These measures are expected to reduce capital requirements for investment risks by up to US$ 125 million.

•	Converium is currently working on retrospective and prospective reinsurance solutions to mitigate premium and reserving risks. These solutions are aimed at reducing capital requirements by US$ 50 million to US$ 100 million.

Additionally, Converium is considering methods to bolster its capital base, including the raising of additional capital. Based on the information currently available Converium expects to increase its capital base by US$ 250 million to US$ 400 million in order to maintain a strong capitalization. Converium will specify the full set of capital management measures once the external actuarial reserve study is completed.

At the operating level, Converium will take the following immediate steps to protect and enhance the underlying profitability of its operations:

•	Converium intends to establish a run-off unit focusing on business written in underwriting years 2001 and prior and will pursue an active commutation strategy.

•	In the United States, Converium will substantially reduce its exposure to lines of business which are capital-intensive due to their high volatility. This would include so-called national account writers of lead umbrella and excess & surplus lines, as well as heavy commercial auto written on an excess basis. In addition, Converium anticipates that it will significantly reduce its writings of directors’ & officers’ liability due to its concern of a weakening in market and policy conditions.

Converium’s resolute steps to deal with its legacy issues should not detract from the fact that recent underwriting years continue to show a sound profitability. Excluding reserve developments, Converium reported a non-life combined ratio of 97.2% for the second quarter of 2004, an improvement of 2.6 percentage points compared to the same period of the prior year, and 94.2% for the first half of 2004, an improvement of 4.1 percentage points compared to the same period of 2003.

The Chairman of the Board of Directors, Peter Colombo, said: “The Board of Directors is in regular communication with management to discuss the proposed actions to address the current situation. It is the Board’s view that the course of action proposed by the CEO and the Global Executive Committee is in the best interest of our shareholders.”

3	Total tangible equity is an important measure to assess financial strength and often applied by rating agencies and financial analysts.

2

Financial highlights: Income statement

	Three months ended		Six months ended		Year ended
	June 30		June 30		Dec. 31

In US$ million, unless noted	2004	2003	2004	2003	2003
Gross premiums written	1,027.6	948.7	2,411.2	2,212.5	4,223.9
- growth (%)	+8.3%		+9.0%

Net premiums written	948.8	899.3	2,247.4	2,083.9	3,827.0
- growth (%)	+5.5%		+7.8%

Net premiums earned	1,009.9	912.5	2,002.9	1,796.8	3,676.5
- growth (%)	+10.7%		+11.5%

Non-life loss ratio[4]	114.2%	74.0%	93.1%	73.5%	71.5%
- change in percentage points	+40.2pts		+19.6pts

Non-life loss ratio[4]: impact of prior years’ developments	43.3%	–0.4%	24.1%	0.4%	0.9%
- change in percentage points	+43.7pts		+23.7pts

Non-life loss ratio[4] excluding prior years’ developments	70.9%	74.4%	69.0%	73.1%	72.4%
- change in percentage points	–3.5pts		–4.1pts

Non-life underwriting expense ratio[5]	21.6%	20.7%	21.4%	21.2%	22.0%
- change in percentage points	+0.9pts		+0.2pts

Non-life administration expense ratio[6]	4.7%	4.7%	3.8%	4.0%	4.4%
- change in percentage points	—		–0.2pts

Non-life combined ratio[7]	140.5%	99.4%	118.3%	98.7%	97.9%
- change in percentage points	+41.1pts		+19.6pts

Non-life combined ratio[7] excluding prior years’ developments	97.2%	99.8%	94.2%	98.3%	98.8%
- change in percentage points	–2.6pts		–4.1pts

Life & Health technical result[8]	3.6	10.0	8.5	1.5	–8.0
- growth (%)	–64.0%		+466.7%

Total investment results[9]	88.4	82.6	169.5	130.5	251.4
- growth (%)	+7.0%		+29.9%

Total investment income yield[10]	4.4%	4.8%	4.3%	3.8%	3.5%
- change in percentage points	–0.4pts		+0.5pts

Operating (loss) income[11]	–300.4	61.9	–223.2	88.3	206.0
- change (%)	n.m.		n.m.

Net (loss) income	–660.0	59.1	–594.3	84.6	185.1
- growth (%)	n.m.		n.m.

(Loss) earnings per share (US$)	–16.57	1.48	–14.9	2.12	4.65
- growth (%)	n.m.		n.m.

Return on equity[12]	n.m.	13.6%	n.m.	9.7%	12.9%
- change in percentage points	n.m.		n.m.

4	Non-life loss ratio is defined as losses and loss adjustment expenses divided by net premiums earned.

5	Non-life underwriting expense ratio is defined as underwriting acquisition costs divided by net premiums earned.

6	Non-life administration expense ratio is defined as other operating and administration expenses divided by net premiums written.

7	Non-life combined ratio is defined as non-life loss ratio (to premiums earned) plus non-life underwriting expense ratio (to premiums earned) plus non-life administration expense ratio (to premiums written).

8	Life & Health technical result is defined as net premiums earned minus losses, loss adjustment expenses and life benefits minus underwriting acquisition costs plus technical interests.

9	Total investment results are defined as net investment income plus net realized capital gains (losses).

10	Total investment income yield is defined as net investment income plus net realized capital gains (losses) divided by average total invested assets (including cash and cash equivalents), pre-tax and annualized.

11	Operating (loss) income is defined as pre-tax (loss) income excluding pre-tax net realized capital gains or losses and impairment of goodwill.

12	Return on equity is defined as net income (after-tax) divided by shareholders’ equity at the beginning of the period, annualized.

3

Financial highlights: Balance sheet

	June 30,	March 31,	Dec. 31,
In US$ million, unless noted	2004	2004	2003
Total invested assets plus cash	7,926.4	8,002.6	7,809.5
- growth (%)	n.m.	+2.5%

Claims supporting capital[13]	1,739.9	2,573.7	2,473.9
- growth (%)	-32.4%	+4.0%

Shareholders’ equity	1,349.2	2,183.0	2,083.3
- growth (%)	-38.2%	+4.8%

Book value per share (US$)	33.90	54.80	52.38
- growth (%)	-38.1%	+4.6%

Book value per share (CHF)	42.45	69.42	65.21
- growth (%)	-38.9%	+6.5%

Converium is determined to put an end to the US casualty reserving saga
Sound performance of recent underwriting years continues
Investment results in line with benchmarks

Converium has experienced significant adverse development in its US casualty reinsurance lines for the last several years. Since 2001, Converium recorded a total of US$ 668.5 million of additional provisions on certain non-life business (2001: US$ 123.6 million; 2002: US$ 148.5 million; 2003: US$ -31.3 million; and first half of 2004: US$ 427.7 million). In 2003, the positive development of US$ 31.3 million consisted of positive development on property lines (US$ 113.5 million) and aviation and space (US$ 102.2 million), offset by an adverse development on workers’ compensation and professional liability and other specialty liability lines (US$ 120.3 million) and the motor and general third party liability lines (US$ 64.1 million). The reserve releases in 2003 were primarily from the 2002 underwriting year, while the US business written in 1997 to 2001 mainly saw continued strengthening.

On April 29, 2004, Converium announced that first quarter reported losses from prior years’ US casualty business had exceeded expected loss emergence. In that release, Converium also stated the expectation that the volatility of longer-tail risks is likely to persist for some time. In the first quarter of 2004, the continuing reserve volatility of old underwriting years resulted in net strengthening of prior years’ loss reserves of US$ 43.0 million, consisting of US$ 10.1 million (primarily from the Western European motor book) in the Standard Property & Casualty Reinsurance segment and US$ 32.9 million in the Specialty Lines segment (particularly on US business in the professional liability and other special liability lines). This adverse loss reporting trend has continued and accelerated in the second quarter of 2004. In response to the loss development observed in the first and second quarters of 2004, Converium has initiated additional reviews of its US casualty business from an integrated underwriting, claims and actuarial perspective in order to examine the adequacy of prior years’ provisions. The Chief Executive Officer and Chief Technical Officer have conducted underwriting reviews on treaty accounts and lines of business with material loss experience, supported by claims audits and actuarial reserve reviews which Converium conducts in its ordinary course of business. When deriving its estimates of ultimate losses and its selection of loss development patterns as of June 30, 2004, Converium has reflected the accelerated claims development in the more recent periods.

In the second quarter of 2004, based upon Converium’s ongoing analysis to date, Converium recorded strengthening of prior years’ loss reserves of US$ 384.7 million, consisting of US$ 96.0 million in the Standard Property & Casualty Reinsurance segment and US$ 288.7 million in the Specialty Lines segment. In the Standard Property & Casualty Reinsurance segment, the reserve strengthening primarily occurred with respect to general third party liability lines (US$ 99.3 million) in the United States. In the Specialty Lines segment, the reserve strengthening arose primarily from the professional liability and other special liability lines, in particular umbrella, professional liability, and excess & surplus lines of business (US$ 265.2 million) in the United States, related to accident years 1997 through 2001.

13	Claims supporting capital is defined as total equity plus debt.

4

North American Business — Underwriting years 1997 to 2001, reserve positions as of June 30, 2004

			Paid losses	IBNR
	Ultimate	Ultimate	in % of	in % of case
In US$ million, unless noted	premium	loss ratio	ultimate losses	reserves
General Third Party Liability	420.7	113.3%	46.9%	342.6%
Umbrella	280.7	140.0%	43.6%	276.8%
Professional Liability	734.1	111.1%	40.1%	253.2%
Excess & Surplus Lines	402.6	139.2%	57.4%	121.0%

Converium commissioned a leading firm of consulting actuaries to conduct a reserve review that will be completed before the end of August. Any adjustment to Converium’s estimate of its loss reserve position and potential loss exposure that is indicated by this work will be recorded in the third quarter of 2004.

Based upon the information currently available, Converium does not expect further material strengthening of its loss reserve position.

Converium’s investment results were in line with the respective benchmarks. In the second quarter of 2004, rising interest rates led to a change in net unrealized gains on investments (pre-tax) of minus US$ 139.2 million. The fact that approximately 30% of Converium’s fixed-maturities portfolios (including the Funds Withheld Asset) are not interest-rate-sensitive should mitigate the adverse impact on total equity of a possible future rise in interest rates.

Converium’s consolidated income tax expense for the three and six months ended June 30, 2004 reflected an additional expense of US$ 269.8 million net, related to the establishment of a full valuation allowance against the net deferred income tax balances carried at Converium Reinsurance (North America) Inc., the legal entity where the majority of the reserve strengthening occurred. As of June 30, 2004, Converium had total net operating losses carried forwards of US$ 959.1 million available to offset future taxable income of certain branches and subsidiaries. The majority of these net operating losses carried forwards relate to Converium Reinsurance (North America) Inc. and will expire in the years 2020 through 2024.

Cash flows decreased by 22.7% to US$ 442.5 million, due to the slowing down of new business growth as a result of an active cycle management. This decrease also reflects increased claims payment activity.

Based on stable exchange rates, gross premiums written increased by 3.8%, net premiums written increased by 2.6% and net premiums earned increased by 6.3%.

Business Development

The following are comments on the development of Converium’s three main business segments and the Corporate Center. Reference is made to the tables attached to this press release.

Standard Property & Casualty Reinsurance represented 33% of total net premiums written in the second quarter of 2004. Converium’s Standard Property & Casualty Reinsurance segment reported a segment loss of US$ 51.5 million for the three months ended June 30, 2004 as compared to a segment income for the same period in 2003 of US$ 60.7 million.

In the second quarter of 2004 gross premiums written decreased by 15.7% to US$ 352.9 million, net premiums written decreased by 21.0% to US$ 316.9 million and net premiums earned increased by 3.9% to US$ 416.8 million.

Standard Property & Casualty Reinsurance — Main lines of business

	Three months ended		Six months ended		Year ended
	June 30		June 30		Dec. 31
Gross premiums written in US$ million, unless noted
	2004	2003	2004	2003	2003
Property	158.9	200.7	437.9	480.5	859.2
- growth (%)	–20.8%		–8.9%

Motor	101.6	86.3	381.7	295.0	512.1
- growth (%)	+17.7%		+29.4%

General Third Party Liability	72.4	83.6	177.6	168.2	292.9
- growth (%)	–13.4%		+5.6%

5

Converium’s distribution platform enables us to achieve a book of business that is geographically diversified, broadly spread by line of business, and balanced by speed of settlement. Converium continues to apply strict underwriting discipline and cycle management in order to achieve adequate returns on risk-based capital.

The decrease of the property line was primarily driven by the softening of property rates and a consequent non-renewal of several large contracts in North America and the reduced premium writings from Asia and Latin America. The strong growth in the motor line reflects Converium’s strong market position in Western Europe. The premium development in the general third party liability line is the result of growth in Western Europe that was offset by reduced writings in the United States during the second quarter.

Overall, the results of Converium’s catastrophe business were well within the model-based expectations.

During the second quarter of 2004, US$ 96.0 million of reserve strengthening were recorded. This reserve strengthening was driven by the general third party liability line in the United States (US$ 99.3 million).

The Standard Property & Casualty Reinsurance segment’s non-life combined ratio7 was 122.2% for the second quarter of 2004 (compared to 93.1% for the second quarter of 2003) including the reserve strengthening.

Based on stable exchange rates, gross premiums written increased by 1.0%, net premiums written decreased by 1.6%, and net premiums earned increased by 2.7%.

Specialty Lines represented 57% of total net premiums written in the second quarter of 2004. For the second quarter of 2004 Converium’s Specialty Lines segment reported a segment loss of US$ 224.3 million compared to a segment income of US$ 21.0 million for the same period of the previous year.

In the second quarter of 2004, gross premiums written increased by 25.6% to US$ 566.7 million, net premiums written increased by 31.5% to US$ 537.3 million and net premiums earned increased by 13.6% to US$ 471.6 million.

Specialty Lines — Main lines of business

	Three months ended		Six months ended		Year ended
	June 30		June 30		Dec. 31
Gross premiums written in US$ million, unless noted
	2004	2003	2004	2003	2003
Professional Liability and Other Special Liability	160.9	120.4	320.9	246.9	541.2
- growth (%)	+33.6%		+30.0%

Aviation & Space	114.5	82.8	228.8	206.8	485.3
- growth (%)	+38.3%		+10.6%

Workers’ Compensation	92.0	88.8	147.4	211.6	309.0
- growth (%)	+3.6%		–30.3%

Credit & Surety	87.4	59.7	135.5	116.7	261.3
- growth (%)	+46.4%		+16.1%

The Specialty Lines’ book of business is driven by Converium’s particular position in those segments of the global reinsurance market place where entry barriers are defined by specific underwriting skills and market expertise. Converium is committed to applying strict underwriting discipline and cycle management in order to achieve adequate returns on risk-based capital allocated to the Specialty Lines segment.

The strong growth in the professional liability and other special liability lines resulted from reduced writings in the United States that were offset by a strong growth of new business written in Western Europe. In the aviation and space line of business, the growth in premium mirrored the increase in Converium’s share in the pools managed by Global Aerospace Underwriting Managers Limited and a switch in the structure of inuring protections for the pool from proportional to excess of loss reinsurance. The credit & surety line grew as a result of new business written and increased shares on existing business.

During the second quarter of 2004, US$ 288.7 million of reserve strengthening were recorded. The Specialty Lines segment’s non-life combined ratio7 was 157.2% for the second quarter of 2004 (compared to 105.5% for the second quarter of 2003) including the reserve strengthening, and 96.0% excluding the reserve strengthening, reflecting the strong underlying profitability of this segment’s most recent underwriting years.

Based on stable exchange rates, gross premiums written increased by 4.4%, net premiums written increased by 5.1% and net premiums earned increased by 7.4%.

6

Life & Health Reinsurance represented 10% of total net premiums written in the second quarter of 2004. For the second quarter 2004 Converium’s Life & Health Reinsurance segment reported a segment income of US$ 1.0 million, a decrease of US$ 10.7 million (2Q2003: US$ 11.7 million) compared to the same period of 2003.

In the second quarter 2004, gross premiums written increased by 36.5% to US$ 108.0 million, net premiums written increased by 5.5% to US$ 94.6 million, and net premiums earned increased by 26.3% to US$ 121.5 million.

Life & Health Reinsurance — Main lines of business

			Six months
	Three months ended		ended		Year ended
	June 30		June 30		Dec. 31

Gross premiums written in US$ million, unless noted	2004	2003	2004	2003	2003
Life & Disability	59.7	34.2	141.5	106.3	198.9
- growth (%)	+74.6%		+33.1%

Accident & Health	48.2	44.9	123.1	116.5	207.6
- growth (%)	+7.3%		+5.7%

The strong growth in the life & disability line was driven by the expansion of existing financing reinsurance transactions in Continental Europe and increased shares of current business.

The Life & Health Reinsurance segment’s technical result8 for the second quarter of 2004 was US$ 3.6 million, a decrease of US$ 6.4 million compared to the prior year. This decrease was primarily attributable to an increase in underwriting acquisition costs in 2004 as compared to 2003 due to the revision of profit commission accruals for North American accident and health business. In addition, there were increases in commissions related to premium growth in financing reinsurance transactions in Continental Europe.

Based on stable exchange rates, gross premiums written increased by 13.9%, net premiums written increased by 9.9%, and net premiums earned increased by 16.6%.

The Corporate Center carries certain administration expenses such as the costs of the Board of Directors, the Global Executive Committee, and other global functions. In the second quarter of 2004 other operating and administration expenses were US$ 7.3 million (unchanged).

* * * * * * *

The company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however provide investors with perspectives on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

Enquiries:

Michael Schiendorfer	Zuzana Drozd
Media Relations Manager	Head of Investor Relations

michael.schiendorfer@converium.com	zuzana.drozd@converium.com

Phone: +41 (0) 1 639 96 57	Phone: +41 (0) 1 639 91 20
Fax: +41 (0) 1 639 76 57	Fax: +41 (0) 1 639 71 20

7

About Converium

Converium is an independent leading global multi-line reinsurer known for its innovation, professionalism and service. Today Converium ranks among the top ten professional reinsurers and employs approximately 850 people in 23 offices around the globe. Converium is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium’s net losses for the September 11, 2001 terrorist attacks in the United States are capped at US$ 289.2 million by its former parent, Zurich Financial Services. Converium has minimal A&E exposures. Converium has an “A –” rating (negative outlook) from both Standard & Poor’s and A.M. Best Company.

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘expects’, ‘should continue’, ‘believes’, ‘anticipates’, ‘estimates’ and ‘intends’. The specific forward-looking statements cover, among other matters, the reinsurance market, the outcome of insurance regulatory reviews, the Company’s operating results, the rating environment and the prospect for improving results, the amount of capital required and impact of its capital improvement measures and its reserve position. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man-made disasters; the outcome of our reserve review, our ability to raise capital and the success of our capital improvement measures, the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Please note that the company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however provide investors with perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

This document does not constitute, or form a part of, an offer, or solicitation of an offer, or invitation to subscribe for or purchase any securities of the Company. Any securities to be offered as part of a capital raising will not be registered under the US securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the US securities laws.

www.converium.com

8

Consolidated statements of income

			Six months
	Three months ended		ended		Year ended
	June 30		June 30		Dec. 31
(Unaudited)					(audited)
In US$ million, unless noted	2004	2003	2004	2003	2003
Revenues
Gross premiums written	1,027.6	948.7	2,411.2	2,212.5	4,223.9
- change (%)	+8.3%		+9.0%
Less ceded premiums written	–78.8	–49.4	–163.8	–128.6	–396.9
- change (%)	+59.5%		+27.4%

Net premiums written	948.8	899.3	2,247.4	2,083.9	3,827.0
- change (%)	+5.5%		+7.8%
Net change in unearned premiums	61.1	13.2	–244.5	–287.1	–150.5
- change (%)	+362.9%		–14.8%

Net premiums earned	1,009.9	912.5	2,002.9	1,796.8	3,676.5
- change (%)	+10.7%		+11.5%
Net investment income	75.9	66.8	147.8	123.0	233.0
- change (%)	+13.6%		+20.2%
Net realized capital gains (losses)	12.5	15.8	21.7	7.5	18.4
- change (%)	–20.9%		+189.3%
Other income (loss)	3.0	—	2.9	–4.4	2.7
- change (%)	n.m.		n.m.

Total revenues	1,101.3	995.1	2,175.3	1,922.9	3,930.6
- change (%)	+10.7%		+13.1%

Benefits, losses and expenses
Losses, loss adjustment expenses and life benefits	–1,103.8	–677.1	–1,824.7	–1,332.7	–2,674.2
- change (%)	+63.0%		+36.9%
Underwriting acquisition costs	–223.3	–183.9	–431.2	–380.5	–803.2
- change (%)	+21.4%		+13.3%
Other operating and administration expenses	–53.3	–48.0	–104.3	–96.9	–197.8
- change (%)	+11.0%		+7.6%
Interest expense	–8.8	–8.4	–16.6	–17.0	–31.0
- change (%)	+4.8%		–2.4%
Impairment of goodwill	–94.0	—	–94.0	—	—
- change (%)	n.m.		n.m.

Total benefits, losses and expenses	–1,483.2	–917.4	–2,470.8	–1,827.1	–3,706.2
- change (%)	+61.7%		+35.2%

(Loss) income before taxes	–381.9	77.7	–295.5	95.8	224.4
Income tax expense	–278.1	–18.6	–298.8	–11.2	–39.3
- change (%)	n.m.		n.m.

Net (loss) income	–660.0	59.1	–594.3	84.6	185.1

Basic (loss) earnings per share (US$)	–16.57	1.48	–14.92	2.12	4.65
- change (%)	n.m.		n.m.
Pre-tax operating (loss) income	–300.4	61.9	–223.2	88.3	206.0

9

Consolidated balance sheets

	June 30,	March 31,	Dec. 31,
In US$ million, unless noted	2004	2004	2003
	(unaudited)	(unaudited)
Invested assets
Held-to-maturity securities:
Fixed maturities	585.6	536.4	500.4
Available-for-sale securities:
Fixed maturities	4,734.4	4,614.9	4,428.2
Equity securities	862.4	854.8	840.2
Other investments	203.1	155.6	173.5
Short-term investments	90.2	67.0	55.8

Total investments	6,475.7	6,228.7	5,998.1
Funds Withheld Asset	1,370.5	1,459.4	1,530.6

Total invested assets	7,846.2	7,688.1	7,528.7

Other assets
Cash and cash equivalents	80.2	314.5	280.8
Premiums receivables:
Current	222.0	146.2	182.8
Accrued	2,136.2	2,186.9	1,825.5
Reinsurance assets:
Underwriting reserves	1,593.3	1,715.5	1,718.6
Insurance balances receivable, net	215.7	222.0	224.0
Funds held by reinsureds	1,560.5	1,708.4	1,374.0
Deferred policy acquisition costs	419.4	419.3	380.1
Deferred income taxes	82.9	337.4	345.1
Other assets	454.1	586.3	495.0

Total assets	14,610.5	15,324.6	14,354.6

Liabilities
Losses and loss adjustment expenses, gross	8,520.8	8,169.6	7,842.8
Unearned premiums, gross	1,678.5	1,751.9	1,467.4
Future life benefits, gross	498.9	492.5	483.5
Other reinsurance liabilities	1,256.8	1,246.0	1,087.3
Funds held under reinsurance contracts	489.0	533.9	529.8
Deferred income taxes	133.3	193.5	158.3
Accrued expenses and other liabilities	293.3	363.5	311.6
Debt	390.7	390.7	390.6

Total liabilities	13,261.3	13,141.6	12,271.3

Equity
Common stock	253.0	253.0	253.0
Additional paid-in capital	1,331.8	1,325.0	1,326.7
Treasury stock	–8.8	–10.1	–10.0
Unearned stock compensation	–7.7	–5.2	–6.1
Accumulated other comprehensive income:
Net unrealized gains on investments, net of taxes	59.3	177.4	145.3
Cumulative translation adjustments	109.4	118.9	116.1

Total accumulated other comprehensive income	168.7	296.3	261.4

Retained (deficit) earnings	–387.8	324.0	258.3

Total equity	1,349.2	2,183.0	2,083.3

Total liabilities and equity	14,610.5	15,324.6	14,354.6

10

Consolidated statements of cash flows

	Three months ended		Six months ended
(Unaudited)	June 30		June 30
In US$ million, unless noted	2004	2003	2004	2003
Net (loss) income	–660.0	59.1	–594.3	84.6
Net realized capital (gains) losses on investments	–12.5	–15.8	–21.7	–7.5
Amortization of premium/discount	14.6	10.0	28.7	21.0
Depreciation and amortization	7.0	9.1	12.2	15.3
Impairment of goodwill	94.0	—	94.0	—

Total adjustments	103.1	3.3	113.2	28.8
Deferred policy acquisition costs	–3.4	6.6	–43.9	–51.1
Reinsurance assets	118.6	41.4	130.6	51.0
Funds held by reinsureds	128.4	–37.0	–204.6	–55.7
Funds Withheld Asset	79.3	45.5	157.0	68.6
Premiums receivables	–53.5	–229.3	–368.2	–484.1
Unearned premiums, gross	–58.9	–15.4	219.5	280.7
Losses and loss adjustment expenses, gross	400.3	112.7	707.8	293.7
Future life benefits, gross	8.2	–36.9	21.1	30.2
Funds held under reinsurance contracts	–39.7	26.4	–41.0	26.3
Other reinsurance liabilities	21.3	307.1	186.7	229.2
Income taxes, net	238.6	25.3	259.6	21.0
Net change in all other operational assets and liabilities	–68.4	55.5	–101.0	49.4

Total changes in operational assets and liabilities	770.8	301.9	923.6	459.2

Cash provided by operating activities	213.9	364.3	442.5	572.6

Purchases of fixed maturities held-to-maturity	–53.1	–20.6	–92.7	–20.6
Proceeds from sales and maturities of fixed maturities available-for-sale	893.1	1,291.2	1,629.2	2,103.4
Purchases of fixed maturities available-for-sale	–1,156.5	–1,582.7	–1,994.8	–2,710.8

Cash flows from investing activities (fixed maturities)	–316.5	–312.1	–458.3	–628.0

Proceeds from sales of equity securities	332.8	17.9	449.2	28.2
Purchases of equity securities	–364.4	–136.1	–520.9	–159.3

Cash flows from investing activities (equity securities)	–31.6	–118.2	–71.7	–131.1

Net (increase) decrease in short-term investments	–23.9	21.2	–34.4	183.8
Proceeds from sales of other assets	23.1	2.9	23.1	6.6
Purchases of other assets	–42.3	–7.6	–51.6	–59.7

Cash flows from investing activities (other)	–43.1	16.5	–62.9	130.7

Net cash used in investing activities	–391.2	–413.8	–592.9	–628.4

Net purchases of common shares	–2.4	–2.6	–4.9	–6.8
Dividends to shareholders	–47.9	–29.4	–47.9	–29.4

Net cash used in financing activities	–50.3	–32.0	–52.8	–36.2
Effect of exchange rate changes on cash and cash equivalents	–6.7	8.3	2.6	9.9

Change in cash and cash equivalents	–234.3	–73.2	–200.6	–82.1
Cash and cash equivalents as of January 1	—	—	280.8	361.5

Cash and cash equivalents as of June 30	–234.3	–73.2	80.2	279.4

11

Segments

	Three months ended				Six months ended
(Unaudited)	June 30,		Change		June 30,		Change
In US$ million, unless noted	2004	2003	(%)		2004	2003	(%)
Standard Property & Casualty Reinsurance
Gross premiums written	352.9	418.4	-15.7%		1,076.1	1,000.9	+7.5%
Net premiums written	316.9	401.1	-21.0%		988.5	940.7	+5.1%
Net premiums earned	416.8	401.1	+3.9%		860.2	787.2	+9.3%
Non-life loss ratio[14]	92.1%	65.1%	+27.0	pts	79.6%	65.9%	+13.7	pts
Non-life underwriting expense ratio[15]	23.6%	23.2%	+0.4	pts	22.2%	22.1%	+0.1	pts
Non-life administration expense ratio[16]	6.5%	4.8%	+1.7	pts	4.3%	4.0%	+0.3	pts
Non-life combined ratio[17]	122.2%	93.1%	+29.1	pts	106.1%	92.0%	+14.1	pts
Total investment results[18]	34.5	33.0	+4.5%		67.2	52.2	+28.7%
Segment (loss) income	-51.5	60.7	n.m.		8.9	109.8	-91.9%
Retention ratio[19]	89.8%	95.9%	-6.1	pts	91.9%	94.0%	-2.1	pts

Specialty Lines
Gross premiums written	566.7	451.2	+25.6%		1,070.4	988.8	+8.3%
Net premiums written	537.3	408.5	+31.5%		1,015.6	930.9	+9.1%
Net premiums earned	471.6	415.2	+13.6%		916.9	823.5	+11.3%
Non-life loss ratio[14]	133.8%	82.5%	+51.3	pts	105.8%	80.9%	+24.9	pts
Non-life underwriting expense ratio[15]	19.8%	18.3%	+1.5	pts	20.5%	20.3%	+0.2	pts
Non-life administration expense ratio[16]	3.6%	4.7%	-1.1	pts	3.4%	4.0%	-0.6	pts
Non-life combined ratio[17]	157.2%	105.5%	+51.7	pts	129.7%	105.2%	+24.5	pts
Total investment results[18]	47.7	43.4	+9.9%		90.1	68.5	+31.5%
Segment (loss) income	-224.3	21.0	n.m.		-185.7	22.2	n.m.
Retention ratio[19]	94.8%	90.5%	+4.3	pts	94.9%	94.1%	+0.8	pts

Life & Health Reinsurance
Gross premiums written	108.0	79.1	+36.5%		264.7	222.8	+18.8%
Net premiums written	94.6	89.7	+5.5%		243.3	212.3	+14.6%
Net premiums earned	121.5	96.2	+26.3%		225.8	186.1	+21.3%
Underwriting expense ratio Life & Health[22]	26.1%	15.5%	+10.6	pts	22.8%	21.4%	+1.4	pts
Administration expense ratio Life & Health[21]	6.4%	2.7%	+3.7	pts	4.4%	3.1%	+1.3	pts
Total investment results[18]	6.2	6.2	—		12.2	9.8	+24.5%
Segment income	1.0	11.7	-91.5%		5.9	1.4	+321.4%
Retention ratio[19]	87.6%	n.m.	n.m.		91.9%	95.3%	-3.4	pts

Corporate Center
Operating and administration expenses	-7.3	-7.3	—		-16.9	-16.2	+4.3%

[14]	Non-life loss ratio is defined as losses and loss adjustment expenses divided by net premiums earned.

[15]	Non-life underwriting expense ratio is defined as underwriting acquisition costs divided by net premiums earned.

[16]	Non-life administration expense ratio is defined as other operating and administration expenses divided by net premiums written.

[17]	Non-life combined ratio is defined as non-life loss ratio (to premiums earned) plus non-life underwriting expense ratio (to premiums earned) plus non-life administration expense ratio (to premiums written).

[18]	Total investment results are defined as net investment income plus net realized capital gains (losses).

[19]	Retention ratio is defined as net premiums written divided by gross premiums written.

[20]	Life & Health underwriting expense ratio is defined as underwriting expenses divided by net premiums earned.

[21]	Life & Health administration expense ratio is defined as other operating and administration expenses divided by net premiums written.

12

Converium
2Q2004 Results

July 2004

converium
the next Re generation

Converium 2Q2004 Results July 2004

© Converium

2Q2004 Results
July 2004

Page 2

What happened?

Reported claims
Specialty Lines, North American business
140'000
120'000
100'000
80'000
60'000
40'000
20'000
0
In US$m
1Q2003
2Q2003
3Q2003
4Q2003
1Q2004
2Q2004
1997
1998
1999
2000
2001

What happened? Higher than modeled US casualty loss emergence primarily relating to underwriting years 1997 to 2001 1H adverse claims reporting reverses previously observed trend Principle lines affected Excess & Surplus lines Umbrella Professional liability General third party liability Comprehensive internal analyses including underwriting, claims, actuarial pricing and reserving New reporting lines accelerated escalation of emerging deficiencies to top management Converium's policy to act early 1Q2003 2Q2003 3Q2003 4Q2003 1Q2004 2Q2004 1997 3834 7598 1696 2239 5604 3429 1998 44649 12151 16009 11259 7387 16833 1999 22941 27574 19508 27957 27897 19166 2000 24636 25901 22411 28158 18148 29909 2001 23036 12216 14103 6861 12303 16115

What did we do? Initiated a number of multidisciplinary reviews Underwriting evaluation of old files Re-pricing of old business Additional actuarial studies for specific lines of business and clients Targeted claims audits at client's CEO and CTO launch a file by file review of 114 programs, consisting of 447 treaty contracts and representing between 28% and 38% of all premiums written between 1996 and 2001 The result to date led to a reserve strengthening of $385m for US casualty business primarily from underwriting years 1997 to 2001 To assist in its assessment, external actuarial study of reserves held in respect of the Zurich and NY business was commissioned "Soft" capital impairments on Converium Reinsurance (North America) Inc.'s balance sheet US$270m net on deferred tax asset US$94m on goodwill Total tangible equity: US$1,323m (-US$409m)

Converium
Financial Results 2Q2004

Martin Kauer, Chief Financial Officer

converium
the next Re generation

Converium Financial Results 2Q2004 Martin Kauer, Chief Financial Officer

© Converium
2Q2004 Results
July 2004
Page 5

US$m	2Q04	2Q03	%	1H04	1H03	%
Gross premiums written	1,028	949	+8.3	2,411	2,213	+9.0
Net premiums written	949	899	+5.5	2,247	2,084	+7.8
Net premiums earned	1,010	913	+10.7	2,003	1,797	+11.5
Non-life combined ratio (%)	140.5%	99.4%	+41.1pts	118.3%	98.7%	+19.6pts
Non-life combined ratio (%) excl. prior years' reserves	97.2%	99.8%	-2.6pts	94.2%	98.3%	-4.1pts
Total investment results	88	83	+6.0	170	131	+29.8
Net (loss) income	-660	59	n.m.	-594	85	n.m.
(Loss) earnings per share (US$)	-16.57	1.48	n.m.	-14.92	2.12	n.m.

Reserve strengthening obscures the sound performance of recent underwriting years US$m 2Q04 2Q03% 1H04 1H03 % Gross premiums written Net premiums written Net premiums earned Non-life combined ratio (%) Non-life combined ratio (%) excl. prior years' reserves Total investment results Net (loss) income (Loss) earnings per share (US$) 1,028 949 1,010 140.5% 97.2% 88 -660 -16.57 949 899 913 99.4% 99.8% 83 59 1.48 +8.3 +5.5 +10.7 +41.1pts -2.6pts +6.0 n.m. n.m. 2,411 2,247 2,003 118.3% 94.2% 170 -594 -14.92 2,213 2,084 1,797 98.7% 98.3% 131 85 2.12 +9.0 +7.8 +11.5 +19.6pts -4.1pts +29.8 n.m. n.m.

Strengthening concentrated in U.S. casualty lines written in 1997 to 2001 Converium is determined to eliminate prior years' earnings drag once and for all In US$m Prior years' developments Prior years' developments Prior years' developments In US$m 1Q2004 2Q2004 1H2004 General third party liability -17.2 -99.3 -116.5 Rest, net +7.1 +3.3 +10.4 Standard P&C -10.1 -96.0 -106.1 Umbrella -10.8 -80.7 -91.5 Professional liability -27.6 -83.2 -110.8 Excess & Surplus -5.1 -101.3 -106.4 Rest, net +10.6 -23.5 -12.9 Specialty Lines -32.9 -288.7 -321.6 Total -43.0 -384.7 -427.7

Reserve actions strengthened IBNRs Material IBNRs on top of case reserves in all lines North American business Reserve positions as per 6/30/2004 Reserve positions as per 6/30/2004 Reserve positions as per 6/30/2004 North American business Paid in % of ultimate Ultimate loss ratio IBNRs in % of case reserve General third party liability 46.9% 85.0% 557.6% Standard P&C 68.7% 74.7% 272.3% Umbrella 52.3% 100.3% 307.2% Professional liability 40.7% 90.0% 349.3% Excess & Surplus 58.9% 128.2% 141.2% Specialty Lines 51.4% 95.8% 193.5% Total 57.9% 85.9% 214.5%

Sound performance of recent underwriting years continues 1H2004 US$m Standard P&C Specialty Lines Non-life Life & Health Gross premiums written 1,076.1 +7.5% 1,070.4 +8.3% 2,146.5 +7.9% 264.7 +18.8% Non-life combined ratio (excluding prior years' developments) 93.8% 94.6% 94.2% n.m. Technical result Life & Health 3.9 Results reflect underwriting discipline and cycle management

Impact on consolidated balance sheet Changes in equity between December 31, 2003 and June 30, 2004 Total equity as of 12/31/2003 US$2,083m 1Q2004: Net income US$ 66m 2Q2004: Reserve increase (A) -US$385m Goodwill-impairment (B) -US$ 94m DTA-impairment (C) -US$270m Profit excluding A, B, C US$ 89m Net loss -US$ 660m Change in net unrealized gains -US$ 86m Dividends -US$ 48m Other changes -US$ 6m Total equity as of June 30, 2004 US$1,349m

© Converium
2Q2004 Results
July 2004
Page 10

Comfort level above minimum requirements matters to rating agencies

	in US$m	12/31/2003	1H2004 impact	De-leveraging	Adjusted
Required capital for strong capitalization	Premium risks	1,000		-50 to -100 (Premium and Reserve risks)	2,000 to 2,050 (Premium and Reserve risks)
	Reserve risks	1,100			
	Investment/credit risks	500		-125	375
	Total required capital	2,600			2,375 to 2,425
Available capital	Total tangible equity	1,732	-409		1,323
	Non-life loss reserve discount (50%)	480			480
	Debt*	390			390
	Total available capital	2,602			2,193

GAP: 182 to 232

See appendix for explanation

Capital strengthening of US$250m to US$400m to maintain a strong capitalization in US$m 12/31/2003 1H2004 impact De-leveraging Adjusted Premium risks 1,000 -50 to -100 2,000 to 2,050 Reserve risks 1,100 -50 to -100 2,000 to 2,050 Investment/credit risks 500 -125 375 Total required capital 2,600 2,375 to 2,425 Total tangible equity 1,732 -409 1,323 Non-life loss reserve discount (50%) 480 480 Debt* 390 390 Total available capital 2,602 2,193 GAP: 182 to 232 Required capital for strong capitalization Available capital Comfort level above minimum requirements matters to rating agencies * adjusted capitalization does not allow full credit as rating capital See appendix for explanation

Reserve strengthening / impairments trigger various steps to redress the imbalance IBNRs bolstered up for US casualty lines written in 1997 to 2001 DTA-impairment expected to materially reduce tax rate in the future Total tangible equity: US$1.3bn Reserve strengthening / impairments Decreased investments risks to reduce capital requirements by up to US$125m Reinsurance solutions being reviewed to further reduce capital requirements by US$50m to US$100m Run-off unit to pursue active commutation strategy Substantially reduced writings of some capital- intensive lines in the US De-leveraging of balance sheet US$250m to US$400m to maintain strong capitalization Details to be communicated after completion of external reserve review Capital strengthening

Converium
What is different now?

Dirk Lohmann, Chief Executive Officer

converium
the next Re generation

Converium What is different now? Dirk Lohmann, Chief Executive Officer

What has changed since the late '90s? Much better diversification - greater focus on short-tail risk Significant reduction in Umbrella and E&S Casualty writings Almost complete overhaul of underwriting staff in Specialty Casualty team Introduction of new profitability targets and pricing tools to monitor performance New talents and capabilities introduced Gary Prestia - Property in March 1998 Roger Heckman and Agribusiness team in February 2000 Cassandra Moore and A&H team in April 2000 Matt Fay - Professional Risk and Specialty Casualty in December 2000 Ray Dowling - Finite April 2003 New profitability thresholds introduced effective January 1, 2001 New referral and sign-off procedures introduced in 2002

© Converium
2Q2004 Results
July 2004
Page 14

Converium's organizational structure substantially enhanced corporate governance

Before realignment October 2003

CEO
Local CEO
Underwriting
Actuarial
Finance
Local CEO
Underwriting
Actuarial
Finance
Local CEO
Underwriting
Actuarial
Finance

- Local CEO's accountable for local results

Converium today

Converium's organizational structure substantially enhanced corporate governance Before realignment fall 2003 Converium today Actuarial Finance Underwriting Actuarial Finance Underwriting Actuarial Finance CEO Local CEO Local CEO Local CEO Underwriting CEO Standard P&C Special Lines Life&Health Underwriting Technical Services CEO Global Pricing and Reserving Global Finance Local CEO's accountable for local results Accountability based on global standards Global standards to be fully adhered to ("non-negotiables") Greater peer review across locations and functions

© Converium

2Q2004 Results
July 2004

Page 15

Diversification efforts linked to new hires

Short-tail business mix North America from 1997 to 2003
35%
30%
25%
20%
15%
10%
5%
0%
% of total ultimate written premiums
18%
16%
1%
1%
2%
14%
1%
4%
14%
1%
3%
1%
5%
11%
3%
8%
1%
5%
15%
2%
9%
1%
3%
11%
7%
6%
3%
1997
1998
1999
2000
2001
2002
2003
Underwriting years
New lines
Property Cat
Marine
Health/PA
Agribusiness
Old line
Property non-Cat

- New short-tail lines introduced mid-year 1998

Diversification efforts linked to new hires Short-tail business mix North America from 1997 to 2003 New lines Old line New short-tail lines introduced mid-year 1998 Underwriting years

© Converium

2Q2004 Results
July 2004

Page 16

Short-tail business performance in North America from 1993 to 2003
Incl. September 11th
Ultimate written premiums in US$m
Ultimate loss ratio in %
400
350
300
250
200
150
100
50
0
100%
93%
85%
78%
70%
63%
55%
48%
40%
75
85
94
72
76
120
177
243
297
379
350
62%
80%
65%
65%
64%
69%
74%
57%
87%
47%
53%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Underwriting years
Total North American short-tail
Ultimate loss ratio

Diversification opens up new profitable growth opportunities in short-tail lines Short-tail business performance in North America from 1993 to 2003 Incl. September 11th Underwriting years

© Converium

2Q2004 Results
July 2004

Page 17

Long-tail business mix North America from 1993 to 2003
70%
60%
50%
40%
30%
20%
10%
0%
% of ultimate written premiums
20%
18%
19%
14%
15%
3%
17%
6%
15%
6%
19%
8%
14%
11%
23%
11%
12%
20%
17%
12%
8%
11%
16%
13%
6%
11%
18%
9%
7%
9%
20%
8%
4%
5%
17%
20%
4%
3%
19%
10%
4%
1%
22%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Underwriting years
Professional Liability
Excess & Surplus
Umbrella
General Liability

Significant reduction of volatile Umbrella and E&S casualty lines due to more stringent U/W criteria from 2000 Long-tail business mix North America from 1993 to 2003 Underwriting years

© Converium

2Q2004 Results
July 2004

Page 18

Long-tail business performance in North America
from 1993 to 2003
Ultimate written premiums in US$m
Ultimate loss ratio in %
700
600
500
400
300
200
100
0
160%
144%
129%
113%
97%
81%
66%
50%
Incl. September 11th and Enron
149%
144%
132%
107%
99%
92%
73%
54%
66%
67%
68%
144
229
287
306
246
287
453
472
379
595
468
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Underwriting years
Total North American long-tail excl. Workers' comp
Ultimate loss ratio

Re-underwriting and re-pricing efforts begin to bear fruit in 2002 and 2003 Long-tail business performance in North America from 1993 to 2003 Incl. September 11th and Enron Underwriting years

© Converium
2Q2004 Results
July 2004
Page 19

Workers' comp performance from 1993 to 2003
Impact of workers' comp carve-out market
Ultimate written premiums in US$m
Ultimate loss ratio in %
300
250
200
150
100
50
0
130%
118%
107%
95%
83%
72%
60%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Underwriting years
5
37
97
92
29
152
194
193
275
165
207
61%
65%
75%
78%
81%
119%
122%
91%
74%
76%
76%
Workers' comp
Ultimate loss ratio

Workers' comp errors of late 90's recognized and corrected Workers' comp performance from 1993 to 2003 Impact of workers' comp carve-out market Underwriting years

Underwriting performance considerably enhanced following changes

© Converium

2Q2004 Results
July 2004

Page 20

150%
140%
130%
120%
110%
100%
90%
80%
70%
60%
50%
Ultimate loss ratio in %
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Underwritting years
Incl. September 11th and Enron
Converium North American Total
Converium North American Specialty Lines
Converium North American Standard Lines

Underwriting performance considerably enhanced following changes Incl. September 11th and Enron

Initiatives, deliverables & deadlines Immediate actions Substantial reduction of exposure to capital-intensive, highly volatile lines of business in the US Run-off unit to be established and pursue active commutation strategy By end of August 2004 Completion of external reserve review to be reported Substantial reduction of investment risks Decrease investments in equity securities Re-classification of OECD government bonds from available-for- sale to held-to-maturity Retrospective/prospective reinsurance solutions to mitigate premium and reserving risks In 3Q2004 Full set of measures to bolster capital, including capital raising, to be specified after completion of external reserve review

Appendices

Converium - New structure Global LoB's Chief Risk Officer Reserving Pricing Why history will not repeat itself: the IPO as the real break! Converium's business model is completely different now Zurich Re Centre Launched as a public company in 1993 Think direct - act broker Focus on US casualty business - casualty market in decline - property cat written by Centre Cat Aggressive growth in softening US casualty market Integration in global Zurich Re network Improved risk diversification Short tail lines Reduced casualty volume U/W discipline implemented Management changes Risk management implemented State-of-the-art disclosure and commitment to transparency U/W discipline further improved Risk diversification further improved Commitment to strong balance sheet Management changes Chief Technical Officer U/W Technical Services Cycle Management Strict adherence to global standards & protocols Commitment to strong balance sheet 1998 1999 2000 2001 2002 2003 Converium - IPO Zurich Re 2004

© Converium

2Q2004 Results
July 2004

Page 24

Total tangible equity roughly at 2002-level

Total tangible equity				
	June 30, 2004	December 31		
US$m	(unaudited)	2003	2002	2001
Total equity	1,349.2	2,083.3	1,738.0	1,570.8
Minus net deferred income taxes	+50.4	-186.8	-257.9	-193.9
minus goodwill	-49.2	-140.2	-117.6	-112.0
minus other intangible assets	-27.6	-24.1	-	-
Total tangible equity	1,322.8	1,732.2	1,362.5	1,264.9
-change	409.4	+369.7	+97.6	n.m.

Total tangible equity roughly at 2002-level Total tangible equity Total tangible equity Total tangible equity Total tangible equity Total tangible equity US$m June 30, 2004 (unaudited) December 31 December 31 December 31 US$m June 30, 2004 (unaudited) 2003 2002 2001 Total equity Minus net deferred income taxes minus goodwill minus other intangible assets 1,349.2 +50.4 -49.2 -27.6 2,083.3 -186.8 -140.2 -24.1 1,738.0 -257.9 -117.6 - 1,570.8 -193.9 -112.0 - Total tangible equity -change 1,322.8 409.4 1,732.2 +369.7 1,362.5 +97.6 1,264.9 n.m.

© Converium

2Q2004 Results
July 2004

Page 25

Investment returns in line with benchmarks

US$m	2Q04	2Q03	Change	YTD2Q04	YTD2Q03	Change
Net investment income	75.9	66.8	+13.6%	147.8	123.0	+ 20.2%
Average annualized net investment income yield (pre-tax)	3.8%	3.9%	- 0.1pts	3.8%	3.6%	+ 0.2pts
Net realized capital gains (losses) (pre-tax)	12.5	15.8	- 20.9%	21.7	7.5	+ 189.3%
Total investment results	88.4	82.6	+ 7.0%	169.5	130.5	+ 29.9%
Average annualized total investment income yield (pre-tax)	4.4%	4.8%	- 0.4pts	4.3%	3.8%	+ 0.5pts
Change in net unrealized capital gains (losses) (pre-tax)	-139.2	101.2	n.m.	-76.9	105.0	n.m.
Total investment return (pre-tax)	-50.8	183.8	n.m.	92.6	235.5	- 60.7%
Average annualized total investment return (pre-tax)	-2.6%	10.6%	- 13.2pts	2.4%	6.9%	- 4.5pts

Investment returns in line with benchmarks US$m 2Q04 2Q03 Change YTD2Q04 YTD2Q03 Change Net investment income Average annualized net investment income yield (pre-tax) Net realized capital gains (losses) (pre-tax) Total investment results Average annualized total in- vestment income yield (pre-tax) Change in net unrealized capital gains (losses) (pre-tax) Total investment return (pre-tax) Average annualized total investment return (pre-tax) 75.9 3.8% 12.5 88.4 4.4% -139.2 -50.8 -2.6% 66.8 3.9% 15.8 82.6 4.8% 101.2 183.8 10.6% +13.6% - 0.1pts - 20.9% + 7.0% - 0.4pts n.m. n.m. - 13.2pts 147.8 3.8% 21.7 169.5 4.3% -76.9 92.6 2.4% 123.0 3.6% 7.5 130.5 3.8% 105.0 235.5 6.9% + 20.2% + 0.2pts + 189.3% + 29.9% + 0.5pts n.m. - 60.7% - 4.5pts

© Converium

2Q2004 Results
July 2004

Page 26

July renewals in line with expectations

Total Non-life – July-1 renewals

4'500
4'000
3'500
3'000
2'500
2'000
1'500
1'000
500
0
(constant US$m*)
3'770
3'510
260
97
163
12
0
54
229
3'739
Total in-force book before Jul-1
Later renewals
Up for renewal
Non-renewed or restructured
Renewed excluding changes
Changes due to price changes
Changes due to change in our share
New
Completed renewal book
Total in-force book after Jul-1

Total in-force book before Jul-1 Later renewals Up for renewal Non-renewed or restructured Renewed excluding changes Changes due to price changes Changes due to change in our share New Completed renewal book Total in-force book after Jul-1 3510 3673 3510 3673 3673 3673 3510 0 Column 2 0 3770 3510 260 97 163 12 0 54 229 3739 July renewals in line with expectations Total Non-life - July-1 renewals Total estimated annual gross premium income of in-force business (unaudited) based on underwriters' reports *All figures converted to US$ at 12/31/2003 exchange rates

©Converium
2Q2004 Results
July 2004
Page 27

Pro-active cycle management apparent in differentiated growth rates

By LoB after July 2004 renewal

5.4%
13.2%
0.7%
18.8%
3.1%
11.0%
6.7%
3.7%
1.9%
17.9%
6.3%
5.6%
5.8%
Liability
Motor
Personal Accident (non-life)
Property
Agribusiness
Aviation & Space
Credit & Surety
Engineering
Marine & Energy
Professional Liability
Workers' Compensation
Life & Disability
Accident & Health

Growth compared to December 31, 2003

2.1%
9.2%
-25.9%
-6.9%
30.4%
-8.3%
14.0%
15.5%
-12.7%
7.0%
-10.3%
3.7%
-6.9%
-40.0%
-20.0%
0.0%
20.0%
40.0%

Pro-active cycle management apparent in differentiated growth rates Total estimated annual gross premium income of in-force business (unaudited) US$4.2bn based on underwriters' reports Growth compared to December 31, 2003 By LoB after July 2004 renewal ? Liability ? Motor ? Personal Accident (non-life) ? Property ? Agribusiness ? Aviation & Space ? Credit & Surety ? Engineering ? Marine & Energy ? Professional Liability ? Workers' Compensation ? Accident & Health ? Life & Disability

©Converium
2Q2004 Results
July 2004
Page 28

By country after July 2004 renewal

6.9%
3.4%
18.9%
13.0%
5.7%
2.6%
35.5%
3.2%
10.8%
Germany
France
UK & Ireland
Rest of Europe
Far East
Near & Middle East
North America
Latin America
Worldwide (Aviation)

Growth compared to December 31, 2003

22.9%
-2.7%
14.1%
-3.4%
-8.4%
-13.1%
-0.9%
-2.5%
-8.3%
-20.0%
-10.0%
0.0%
10.0%
20.0%
30.0%

Geographic diversification and strong distribution allow pro-active cycle management -8.3% -2.5% -0.9% -13.1% -8.4% -3.4% 14.1% -2.7% 22.9% -20.0% -10.0% 0.0% 10.0% 20.0% 30.0% Growth compared to December 31, 2003 By country after July 2004 renewal Total estimated annual gross premium income of in-force business (unaudited) US$4.2bn based on underwriters' reports ? Germany ? France ? UK & Ireland ? Rest of Europe ? Far East ? Near & Middle East ? North America ? Latin America ? Worldwide (Aviation)

Converium's non-life business mix - an ideal balance by duration By duration after July 2004 renewal Total estimated annual gross premium income of in-force business (unaudited) US$4.2bn (non-life) based on underwriters' reports Short tail Property Personal Accident Agribusiness Engineering Marine & Energy Medium tail Motor Aviation & Space Credit & Surety Miscellaneous Long tail General Third Party Liability Professional Liability Specialty Liability Workers' Compensation

Reported losses exceeded expected loss emergence

© Converium
2Q2004 Results
July 2004
Page 30

Incurred losses
Reported losses (t_2)
Expected losses (t_2)
Reported losses (t_1)
Reported losses exceed expected loss emergence
Reserve strengthening
t_1
t_2
ultimate
t
IBNR
Reported case Reserves (t_1)
t_1
Additional IBNR (t_2)
IBNR
Reported case reserves (t_2)
t_2
Original expected loss emergence
Expected loss emergence after reported losses in t_2

Reported losses exceeded expected loss emergence Reported case Reserves (t1) Reported case reserves (t2) IBNR Additional IBNR (t2) Original expected loss emergence Expected loss emergence after reported losses in t2 t1 t2 Reported losses (t2) t1 t2 Incurred losses t Reported losses exceed expected loss emergence ultimate Reported losses (t1) Expected losses (t2) IBNR Reserve strengthening

©Converium

2Q2004 Results
July 2004

Page 31

North American Business - all

Underwriting Year	Ultimate Premium	Earned Premium	Incurred Losses	Paid Losses	Case Reserves	Total IBNR	Ultimate Losses	Ultimate Loss Ratio	Total IBNR % of case reserves	Paid Losses % of Ultimate Losses
1993	255'017	255'017	180'344	171'667	8'677	1'645	181'989	71.4%	19.0%	94.3%
1994	472'639	472'639	296'828	280'379	16'449	7'222	304'050	64.3%	43.9%	92.2%
1995	611'829	611'829	408'104	386'141	21'963	15'324	423'429	69.2%	69.8%	91.2%
1996	551'729	551'729	464'779	413'378	51'401	32'058	496'837	90.1%	62.4%	83.2%
1997	410'723	410'723	410'603	345'812	64'791	44'937	455'540	110.9%	69.4%	75.9%
1998	606'482	606'482	626'461	491'975	134'486	114'292	740'753	122.1%	85.0%	66.4%
1999	926'661	926'609	904'086	729'205	174'881	248'111	1'152'197	124.3%	141.9%	63.3%
2000	1'024'501	1'024'018	656'509	508'695	147'814	272'569	929'078	90.7%	184.4%	54.8%
2001	1'095'111	1'094'715	633'725	456'415	177'310	358'269	991'994	90.6%	202.1%	46.0%
2002	1'305'615	1'270'293	378'240	283'184	95'055	413'779	792'019	62.3%	435.3%	35.8%
2003	1'277'068	988'665	198'908	128'650	70'258	433'733	632'641	64.0%	617.3%	20.3%
2004	n.a.	219'556	8'659	2'720	5'939	136'930	145'588	66.3%	2305.7%	1.9%
TOTAL	n.a.	8'432'277	5'167'245	4'198'220	969'024	2'078'869	7'246'114	85.9%	214.5%	57.9%
1997 - 2001	4'063'479	4'062'547	3'231'384	2'532'101	699'283	1'038'178	4'269'562	105.1%	148.5%	59.3%
2002 - 2004	n.a.	2'478'515	585'806	414'554	171'252	984'441	1'570'247	63.4%	574.8%	26.4%

North American business Reserve positions as of June 30, 2004

© Converium

2Q2004 Results
July 2004

Page 32

Standard Property & Casualty Reinsurance

Total

Underwriting Year	Ultimate Premium	Earned Premium	Incurred Losses	Paid Losses	Case Reserves	Total IBNR	Ultimate Losses	Ultimate Loss Ratio	Total IBNR % of case reserves	Paid Losses % of Ultimate Losses
1993	142'133	142'133	99'683	96'620	3'063	-76	99'607	70.1%	-2.5%	97.0%
1994	251'662	251'662	167'686	164'691	2'995	2'870	170'556	67.8%	95.8%	96.6%
1995	254'445	254'445	175'984	174'978	1'006	1'085	177'069	69.6%	107.8%	98.8%
1996	196'089	196'089	161'042	154'605	6'438	5'385	166'428	84.9%	83.7%	92.9%
1997	173'188	173'188	148'402	139'453	8'950	8'941	157'344	90.9%	99.9%	88.6%
1998	226'399	226'399	194'276	176'282	17'994	10'374	204'650	90.4%	57.7%	86.1%
1999	378'484	378'472	317'729	284'010	33'720	68'658	386'387	102.1%	203.6%	73.5%
2000	387'649	387'248	237'510	204'743	32'768	47'414	284'924	73.6%	144.7%	71.9%
2001	379'238	378'843	249'656	201'109	48'547	122'477	372'133	98.2%	252.3%	54.0%
2002	631'429	620'138	186'860	155'401	31'460	139'658	326'518	52.7%	443.9%	47.6%
2003	457'916	387'297	65'153	37'752	27'402	145'950	211'103	54.5%	532.6%	17.9%
2004	n.a.	98'086	7'968	2'668	5'300	45'392	53'359	54.4%	856.5%	5.0%
TOTAL	n.a.	3'493'999	2'011'951	1'792'311	219'640	598'127	2'610'078	74.7%	272.3%	68.7%
1997 - 2001	1'544'958	1'544'150	1'147'574	1'005'596	141'978	257'864	1'405'437	91.0%	181.6%	71.6%
2002 - 2004	n.a.	1'105'521	259'981	195'821	64'161	330'999	590'980	53.5%	515.9%	33.1%

North American business Reserve positions as of June 30, 2004

©Converium

2Q2004 Results
July 2004

Page 33

Standard P&C: General third party liability

Total

Underwriting Year	Ultimate Premium	Earned Premium	Incurred Losses	Paid Losses	Case Reserves	Total IBNR	Ultimate Losses	Ultimate Loss Ratio	Total IBNR % of case reserves	Paid Losses % of Ultimate Losses
1993	50'001	50'001	39'178	36'555	2'623	344	39'522	79.0%	13.1%	92.5%
1994	63'947	63'947	21'919	19'297	2'622	2'810	24'729	38.7%	107.1%	78.0%
1995	39'586	39'586	17'511	16'812	699	604	18'115	45.8%	86.4%	92.8%
1996	45'851	45'851	38'480	32'779	5'701	4'998	43'478	94.8%	87.7%	75.4%
1997	46'040	46'040	43'857	40'932	2'924	7'885	51'741	112.4%	269.6%	79.1%
1998	75'360	75'360	75'074	62'159	12'915	9'085	84'160	111.7%	70.3%	73.9%
1999	122'487	122'475	83'199	69'126	14'073	63'874	147'073	120.1%	453.9%	47.0%
2000	94'302	94'284	45'209	31'266	13'943	33'581	78'790	83.6%	240.8%	39.7%
2001	82'522	82'522	33'424	20'155	13'269	81'265	114'689	139.0%	612.4%	17.6%
2002	265'735	255'286	81'824	80'479	1'345	79'016	160'840	63.0%	5872.6%	50.0%
2003	130'587	116'131	849	334	515	82'890	83'739	72.1%	16103.0%	0.4%
2004	n.a.	37'738	9	9	0	27'486	27'495	72.9%	0.0%	0.0%
TOTAL	n.a.	1'029'221	480'532	409'903	70'630	393'838	874'370	85.0%	557.6%	46.9%
1997 - 2001	420'712	420'681	280'762	223'639	57'124	195'690	476'453	113.3%	342.6%	46.9%
2002 - 2004	n.a.	409'155	82'682	80'822	1'860	189'392	272'074	66.5%	10181.1%	29.7%

North American business Reserve positions as of June 30, 2004

©Converium

2Q2004 Results
July 2004

Page 34

Standard P&C: Property

Total

Underwriting Year	Ultimate Premium	Earned Premium	Incurred Losses	Paid Losses	Case Reserves	Total IBNR	Ultimate Losses	Ultimate Loss Ratio	Total IBNR % of case reserves	Paid Losses % of Ultimate Losses
1993	62'615	62'615	35'568	35'210	358	-426	35'141	56.1%	-119.3%	100.2%
1994	83'920	83'920	67'146	66'953	193	16	67'162	80.0%	8.2%	99.7%
1995	92'923	92'923	59'464	59'547	-82	39	59'504	64.0%	-47.9%	100.1%
1996	71'399	71'399	45'920	45'410	509	34	45'953	64.4%	6.6%	98.8%
1997	75'402	75'402	47'309	44'923	2'386	76	47'384	62.8%	3.2%	94.8%
1998	107'607	107'607	73'829	70'405	3'423	350	74'178	68.9%	10.2%	94.9%
1999	165'642	165'642	122'121	114'451	7'670	-317	121'804	73.5%	-4.1%	94.0%
2000	194'345	193'963	101'714	96'151	5'563	3'476	105'189	54.2%	62.5%	91.4%
2001	174'140	174'128	152'590	129'114	23'475	18'639	171'229	98.3%	79.4%	75.4%
2002	226'916	226'849	60'310	50'903	9'407	12'114	72'424	31.9%	128.8%	70.3%
2003	209'553	179'515	39'427	30'581	8'846	26'864	66'291	36.9%	303.7%	46.1%
2004	n.a.	51'221	7'721	2'639	5'082	12'255	19'976	39.0%	241.1%	13.2%
TOTAL	n.a.	1'485'182	813'117	746'288	66'829	73'119	886'236	59.7%	109.4%	84.2%
1997 - 2001	717'136	716'742	497'562	455'045	42'517	22'223	519'785	72.5%	52.3%	87.5%
2002 - 2004	n.a.	457'584	107'458	84'123	23'335	51'233	158'691	34.7%	219.6%	53.0%

North American business Reserve positions as of June 30, 2004

© Converium

2Q2004 Results
July 2004

Page 35

Standard P&C: Motor

Total

Underwriting Year	Ultimate Premium	Earned Premium	Incurred Losses	Paid Losses	Case Reserves	Total IBNR	Ultimate Losses	Ultimate Loss Ratio	Total IBNR % of case reserves	Paid Losses % of Ultimate Losses
1993	29'517	29'517	24'937	24'854	83	7	24'944	84.5%	8.8%	99.6%
1994	103'795	103'795	78'621	78'441	180	44	78'666	75.8%	24.5%	99.7%
1995	121'935	121'935	99'009	98'620	389	441	99'451	81.6%	113.3%	99.2%
1996	78'839	78'839	76'643	76'416	227	353	76'996	97.7%	155.8%	99.2%
1997	51'747	51'747	57'237	53'597	3'640	981	58'218	112.5%	26.9%	92.1%
1998	43'432	43'432	45'373	43'717	1'656	938	46'312	106.6%	56.7%	94.4%
1999	90'355	90'355	112'410	100'432	11'977	5'101	117'510	130.1%	42.6%	85.5%
2000	99'001	99'001	90'588	77'325	13'262	10'357	100'945	102.0%	78.1%	76.6%
2001	122'577	122'192	63'642	51'840	11'802	22'573	86'215	70.6%	191.3%	60.1%
2002	138'779	138'003	44'727	24'019	20'707	48'528	93'255	67.6%	234.4%	25.8%
2003	117'776	91'651	24'878	6'837	18'041	36'195	61'073	66.6%	200.6%	11.2%
2004	n.a.	9'128	237	20	217	5'650	5'888	64.5%	2601.0%	0.3%
TOTAL	n.a.	979'596	718'301	636'120	82'182	131'171	849'472	86.7%	159.6%	74.9%
1997 - 2001	407'111	406'727	369'249	326'912	42'337	39'951	409'200	100.6%	94.4%	79.9%
2002 - 2004	n.a.	238'782	69'841	30'876	38'965	90'374	160'215	67.1%	231.9%	19.3%

North American business Reserve positions as of June 30, 2004

© Converium

2Q2004 Results
July 2004

Page 36

Specialty lines

Underwriting Year	Ultimate Premium	Earned Premium	Incurred Losses	Paid Losses	Case Reserves	Total IBNR	Ultimate Losses	Ultimate Loss Ratio	Total IBNR % of case reserves	Paid Losses % of Ultimate Losses
1993	112'884	112'884	80'661	75'047	5'614	1'721	82'382	73.0%	30.7%	91.1%
1994	220'978	220'978	129'142	115'688	13'454	4'353	133'494	60.4%	32.4%	86.7%
1995	357'085	357'085	231'861	210'904	20'957	14'233	246'094	68.9%	67.9%	85.7%
1996	355'641	355'641	303'736	258'773	44'963	26'673	330'409	92.9%	59.3%	78.3%
1997	237'535	237'535	262'201	206'360	55'841	35'996	298'197	125.5%	64.5%	69.2%
1998	372'708	372'708	425'085	308'593	116'492	103'919	529'003	141.9%	89.2%	58.3%
1999	544'568	544'527	581'812	440'651	141'161	179'453	761'265	139.8%	127.1%	57.9%
2000	604'396	604'313	396'616	281'724	114'893	224'048	620'664	102.7%	195.0%	45.4%
2001	632'437	632'437	325'641	199'211	126'430	233'971	559'612	88.5%	185.1%	35.6%
2002	553'606	533'992	132'109	79'833	52'276	260'022	392'131	73.4%	497.4%	20.4%
2003	678'499	523'382	120'869	84'025	36'845	248'825	369'694	70.6%	675.3%	22.7%
2004	n.a.	100'521	399	48	351	77'578	77'977	77.6%	22094.6%	0.1%
TOTAL	n.a.	4'596'002	2'990'133	2'260'856	729'277	1'410'791	4'400'924	95.8%	193.5%	51.4%
1997 - 2001	2'391'643	2'391'520	1'991'355	1'436'538	554'818	777'386	2'768'742	115.8%	140.1%	51.9%
2002 - 2004	n.a.	1'157'895	253'378	163'906	89'472	586'424	839'802	72.5%	655.4%	19.5%

North American business Reserve positions as of June 30, 2004

©Converium
2Q2004 Results
July 2004
Page 37

Specialty lines: Umbrella

Total

Underwriting Year	Ultimate Premium	Earned Premium	Incurred Losses	Paid Losses	Case Reserves	Total IBNR	Ultimate Losses	Ultimate Loss Ratio	Total IBNR % of case reserves	Paid Losses % of Ultimate Losses
1993	44'862	44'862	34'230	30'720	3'510	1'119	35'349	78.8%	31.9%	86.9%
1994	68'584	68'584	37'505	34'223	3'282	2'016	39'521	57.6%	61.4%	86.6%
1995	93'096	93'096	46'241	41'207	5'033	6'134	52'375	56.3%	121.9%	78.7%
1996	76'823	76'823	65'506	60'935	4'571	10'630	76'136	99.1%	232.6%	80.0%
1997	47'904	47'904	43'230	37'645	5'585	12'719	55'949	116.8%	227.8%	67.3%
1998	51'039	51'039	52'571	35'769	16'802	14'347	66'918	131.1%	85.4%	53.5%
1999	58'796	58'796	79'293	61'674	17'619	54'226	133'519	227.1%	307.8%	46.2%
2000	74'440	74'440	35'116	25'805	9'311	44'131	79'247	106.5%	474.0%	32.6%
2001	48'512	48'512	19'823	10'265	9'558	37'555	57'378	118.3%	392.9%	17.9%
2002	50'551	48'373	1'527	950	577	30'289	31'816	65.8%	5253.9%	3.0%
2003	48'112	31'048	68	0	68	18'413	18'481	59.5%	27077.7%	0.0%
2004	n.a.	2'813	0	0	0	1'668	1'668	59.3%	0.0%	0.0%
TOTAL	n.a.	646'290	415'110	339'195	75'916	233'245	648'356	100.3%	307.2%	52.3%
1997 - 2001	280'691	280'691	230'034	171'159	58'875	162'977	393'011	140.0%	276.8%	43.6%
2002 - 2004	n.a.	82'234	1'595	950	645	50'370	51'965	63.2%	7815.3%	1.8%

North American business Reserve positions as of June 30, 2004

© Converium
2Q2004 Results
July 2004
Page 38

Specialty lines: Excess & Surplus Lines

Total

Underwriting Year	Ultimate Premium	Earned Premium	Incurred Losses	Paid Losses	Case Reserves	Total IBNR	Ultimate Losses	Ultimate Loss Ratio	Total IBNR % of case reserves	Paid Losses % of Ultimate Losses
1993	555	555	84	84	0	37	121	21.8%	0.0%	69.6%
1994	14'208	14'208	9'401	9'231	170	1'271	10'672	75.1%	748.8%	86.5%
1995	39'766	39'766	36'894	34'977	1'918	5'086	41'980	105.6%	265.3%	83.3%
1996	58'003	58'003	62'013	51'582	10'431	10'166	72'179	124.4%	97.5%	71.5%
1997	83'685	83'685	121'084	99'737	21'347	15'461	136'545	163.2%	72.4%	73.0%
1998	65'520	65'520	114'320	94'124	20'196	25'315	139'635	213.1%	125.3%	67.4%
1999	100'753	100'753	134'636	93'981	40'655	23'540	158'176	157.0%	57.9%	59.4%
2000	93'569	93'569	49'390	31'051	18'339	35'798	85'188	91.0%	195.2%	36.4%
2001	59'032	59'032	10'446	3'010	7'436	30'545	40'991	69.4%	410.8%	7.3%
2002	36'544	34'764	2'203	1'289	914	19'963	22'166	63.8%	2183.4%	5.8%
2003	7'631	5'047	0	0	0	3'964	3'964	78.5%	n.m.	0.0%
2004	n.a.	409	0	0	0	265	265	64.7%	0.0%	0.0%
TOTAL	n.a.	555'311	540'471	419'065	121'406	171'411	711'882	128.2%	141.2%	58.9%
1997 - 2001	402'559	402'559	429'876	321'903	107'973	130'659	560'536	139.2%	121.0%	57.4%
2002 - 2004	n.a.	40'220	2'203	1'289	914	24'192	26'395	65.6%	2645.9%	4.9%

North American business Reserve positions as of June 30, 2004

© Converium

2Q2004 Results
July 2004

Page 39

Specialty lines: Professional Risks

Total

Underwriting Year	Ultimate Premium	Earned Premium	Incurred Losses	Paid Losses	Case Reserves	Total IBNR	Ultimate Losses	Ultimate Loss Ratio	Total IBNR % of case reserves	Paid Losses % of Ultimate Losses
1993	48'631	48'631	30'056	29'007	1'049	650	30'705	63.1%	61.9%	94.5%
1994	82'511	82'511	48'292	42'898	5'394	1'628	49'920	60.5%	30.2%	85.9%
1995	114'878	114'878	73'286	67'498	5'788	2'965	76'251	66.4%	51.2%	88.5%
1996	125'214	125'214	103'852	89'325	14'526	5'682	109'534	87.5%	39.1%	81.6%
1997	68'814	68'814	73'487	53'105	20'382	7'053	80'540	117.0%	34.6%	65.9%
1998	95'388	95'388	112'592	85'468	27'124	26'170	138'762	145.5%	96.5%	61.6%
1999	171'165	171'125	132'378	109'678	22'700	80'954	213'331	124.7%	356.6%	51.4%
2000	209'693	209'614	87'534	50'869	36'666	102'975	190'510	90.9%	280.8%	26.7%
2001	189'089	189'089	59'512	28'202	31'310	132'719	192'230	101.7%	423.9%	14.7%
2002	242'598	235'991	17'730	4'875	12'854	152'989	170'719	72.3%	1190.2%	2.9%
2003	282'022	176'194	4'343	24	4'319	111'239	115'582	65.6%	2575.6%	0.0%
2004	n.a.	14'229	0	0	0	11'023	11'023	77.5%	n.m.	0.0%
TOTAL	n.a.	1'531'679	743'060	560'949	182'112	636'047	1'379'107	90.0%	349.3%	40.7%
1997 - 2001	734'148	734'030	465'503	327'322	138'181	349'870	815'373	111.1%	253.2%	40.1%
2002 - 2004	n.a.	426'414	22'073	4'899	17'173	275'252	297'324	69.7%	1602.8%	1.6%

North American business Reserve positions as of June 30, 2004

©Converium

2Q2004 Results
July 2004

Page 40

Specialty lines: Worker's Compensation

Total

Underwriting Year	Ultimate Premium	Earned Premium	Incurred Losses	Paid Losses	Case Reserves	Total IBNR	Ultimate Losses	Ultimate Loss Ratio	Total IBNR % of case reserves	Paid Losses % of Ultimate Losses
1993	4'538	4'538	2'812	1'896	916	-36	2'776	61.2%	-3.9%	68.3%
1994	36'960	36'960	24'702	20'116	4'586	-562	24'140	65.3%	-12.3%	83.3%
1995	97'079	97'079	72'895	64'739	8'156	41	72'936	75.1%	0.5%	88.8%
1996	91'975	91'975	71'201	55'906	15'295	193	71'394	77.6%	1.3%	78.3%
1997	28'692	28'692	22'397	13'872	8'526	754	23'152	80.7%	8.8%	59.9%
1998	152'268	152'268	143'081	91'071	52'011	38'088	181'169	119.0%	73.2%	50.3%
1999	193'792	193'791	216'410	157'667	58'743	20'483	236'893	122.2%	34.9%	66.6%
2000	193'395	193'391	136'192	88'605	47'587	39'832	176'024	91.0%	83.7%	50.3%
2001	274'647	274'647	176'847	115'626	61'221	26'618	203'465	74.1%	43.5%	56.8%
2002	168'317	164'730	76'490	41'563	34'927	48'272	124'762	75.7%	138.2%	33.3%
2003	217'996	207'152	47'716	15'986	31'730	109'411	157'127	75.9%	344.8%	10.2%
2004	n.a.	30'861	399	48	351	22'785	23'185	75.1%	6489.4%	0.2%
TOTAL	n.a.	1'476'085	991'144	667'094	324'050	305'878	1'297'023	87.9%	94.4%	51.4%
1997 - 2001	842'795	842'791	694'929	466'840	228'088	125'775	820'704	97.4%	55.1%	56.9%
2002 - 2004	n.a.	402'743	124'606	57'598	67'008	180'468	305'074	75.7%	269.3%	18.9%

North American business Reserve positions as of June 30, 2004

Required capital - available capital Explanations Premium risks Premium risks reflect risks related to assumed (re-)insurance exposures for which premiums are paid for. The required capital for premium risks is usually calculated by applying capital charges that are different by line and by type of business (i.e. proportional/non-proportional) in order to reflect the underlying volatility of the respective business. Reserve risks Reserve risks reflect the volatility of reserves, i.e. the difference between the expected total of all claims at a given point in time and the ultimate total of all claims. This difference may vary over time due to the fact that the expected total of all claims may change over time as a result of additional information available while the ultimate total of all may still not be known yet. The required capital for reserve risks is usually calculated by applying capital charges that are different by line and by type of business (i.e. proportional/non-proportional) to reflect the underlying volatility of the respective business. Investment/credit risks Investment/credit risks reflect both, the volatility of values to capital market-developments (e.g. stock markets, interest rates, exchange rates) as well as the inability and/or unwillingness of a debtor to meet its financial obligations. The required capital for investment/credit risks is usually calculated by applying capital charges that are different by instrument (e.g. equity securities, fixed maturities), issuer/class of issuers (e.g. AAA-rated bonds), and by final maturity (e.g. 10-years bonds). Non-life loss reserve discount Based on US GAAP, non-life loss reserves are accounted for as ultimate values and not as net present values. The non-life loss reserve discount reflects the time-value (i.e. the difference between ultimate and net present values) of the expected reserve pay outs.

Important disclaimer Although all reasonable care has been taken to ensure the facts stated herein are accurate and that the opinions contained herein are fair and reasonable, this document is selective in nature and is intended to provide an introduction to, and overview of, the business of Converium. Where any information and statistics are quoted from any external source, such information or statistics should not be interpreted as having been adopted or endorsed by Converium as being accurate. Neither Converium nor any of its directors, officers, employees and advisors nor any other person shall have any liability whatsoever for loss howsoever arising, directly or indirectly, from any use of this presentation. The content of this document should not be seen in isolation but should be read and understood in the context of any other material or explanations given in conjunction with the subject matter. This document contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as 'expects', 'should continue', 'believes', 'anticipates', 'estimated' and 'intends'. The specific forward looking statements cover, among other matters, the [ improving ][delete] reinsurance market, the outcome of insurance regulatory reviews, the Company's operating results, the rating environment and the prospect for improving results , the amount of capital required and impact of our capital improvement measures and our reserve position. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes; as well as man made disasters; the outcome of our reserve review, our ability to raise capital and the success of our capital improvement measures, the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the Swiss Exchange. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise. Please further note that the company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however provide investors with perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment. This document does not constitute, or form a part of, an offer, or solicitation of an offer, or invitation to subscribe for or purchase any securities of the Company. Any securities to be offered as part of a capital raising will not be registered under the US securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the US securities laws.

Zuzana Drozd Head of Investor Relations zuzana.drozd@converium.com Phone: +41 (0) 1 639 91 20 Fax: +41 (0) 1 639 71 20 Michael Schiendorfer Media Relations Manager michael.schiendorfer@converium.com Phone: +41 (0) 1 639 96 57 Fax: +41 (0) 1 639 76 57 Mobile: +41 (0) 79 307 70 50

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Dirk Lohmann Name: Dirk Lohmann Title: Chief Executive Officer, Converium Holding AG

By:	/s/ Martin A. Kauer Name: Martin A. Kauer Title: Chief Financial Officer, Converium Holding AG

Date: July 28, 2004